1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 15, 2006

For the month of October 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 11/15/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on October 16, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.2	Announcement on October 25, 2006: To announce unconsolidated operating results for the third quarter of 2006

99.3	Announcement on October 25, 2006: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on October 26, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.5	Announcement on October 30, 2006: To announce related materials on acquisition of UMC Capital Corporation common shares

99.6	Announcement on November 3, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.7	Announcement on November 7, 2006: October Revenue

99.8	Announcement on November 8, 2006: To announce UMC Delivers Leading-edge 65nm FPGAs to Xilinx

99.9	Announcement on November 13, 2006: To announce UMC will attend investor conferences from 2006/11/14 to 2006/11/17

99.10	Announcement on November 14, 2006: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on November 14, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.12

Announcement on November 15, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.13	United Microelectronics Corporation Financial Statements With Report of Independent Accountants for the Nine-Month Periods Ended September 30, 2006 And 2005

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Exhibit 99.1

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/10/03~2006/10/16

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,004,000 shares; average unit price:$ 329.84 NTD; total amount:$ 331,160,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 320,775,687 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.

Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 27,749,499 shares; amount: 287,025,173 NTD; percentage of holdings: 2.87%; status of restriction of rights: no

7.

Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.02%; ratio of shareholder’s equity: 17.69%; the operational capital as shown in the most recent financial statement: $ 82,601,170 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction?: no

10.	Any other matters that need to be specified: none

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Exhibit 99.2

To announce unconsolidated operating results for the third quarter of 2006

1.	Date of the investor/press conference: 2006/10/25

2.	Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 3, Taipei

3.	Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the third quarter of 2006. Year-over-year revenue increased by 18.1 % to NT$27.85 billion from NT$23.58 billion, and an 8.2% QoQ increase from NT$25.75 billion in 2Q06. The net income is NT$3.04 billion, increase 86.3% from NT$1.63 billion in 2Q06. The EPS for the third quarter in 2005 was NT$0.48.

Wafer shipments in the third quarter were 799 thousand 8-inch equivalent wafers, the utilization rate for the quarter was 82%. The percentage of revenue from 90nm and below business increased to 21%, and the percentage of revenue from 0.13um and below was 46% in 3Q06.

“We are pleased with our Q3 results,” said UMC Chairman and CEO, Dr. Jackson Hu.“ Wafer shipments increased by 1.7% and ASP increased by 6%.

As a result, revenue increased 8.2% to NT$27.85 billion, with operating profit improving by 86.3% to NT$3.04 billion. Total sales from 90nm and below reached 21% of revenue.”

Dr. Hu continued, “We clearly saw the benefits of high utilization in advanced technology nodes, which was responsible for improving our gross margin and bottom line. Solid demand for 90nm was a significant contributing factor to better results in the quarter. Furthermore, the number of new 90nm customers and products in production for Q3 was still relatively small, and we have many more 90nm customer products in various stages of development that will ramp to production in the following quarters. This validates the direction we have followed for the last two years: to focus on expanding our customer base in advanced technology. For example, for the 65nm generation, two customers are in small volume production and revenue contribution in Q3 was approximately 1%. Today, we are engaged with nine customers from a variety of sectors that include cell phone, FPGA, graphics and broadband applications. Our yield improvement for 65nm has been even faster than for the 90nm generation.”

“For Q4, we do foresee some downward adjustment from certain advanced technology customers, mainly at the 0.13um technology node for the communication sector. Conversely, in emerging markets such as China, the demand from other customers for handset and display driver applications is quite strong. This is likely due to an improvement in the inventory situation in those areas. For the computer sector, the market appears to be anticipating the launch of Vista, which has delayed demand somewhat. Although the market climate varies to some extent for different customers, in general, we believe that the overall inventory situation has improved. Since the build-up for the holiday season will be essentially complete in the October-November time-frame, customers will be monitoring the strength of the holiday season sell-through to get a clearer picture of future demand. The launch of Vista will also be a significant factor.”

4.	Any other matters that need to be specified: None

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Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/06/15~2006/10/24

3.

Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one lot; average unit price: $ 666,361,877 NTD; total transaction price: $ 666,361,877 NTD

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): I-Shin Construction Co.; non-related party transaction

5.

Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.

The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction?: no

18.	Any other matters that need to be specified: none

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Exhibit 99.4

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/10/17~2006/10/26

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,020,000 shares; average unit price:$322.17 NTD; total amount:$ 328,614,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 318,063,691 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.

Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 26,729,499 shares; amount: 276,474,864 NTD; percentage of holdings: 2.76%; status of restriction of rights: no

7.

Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.97%; ratio of shareholder’s equity: 17.62%; the operational capital as shown in the most recent financial statement: $ 82,601,170 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction?: no

10.	Any other matters that need to be specified: none

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Exhibit 99.5

To announce related materials on acquisition of UMC Capital Corporation common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of UMC Capital Corporation

2.	Date of occurrence of the event: 2006/10/30

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 50,000,000 shares; average unit price:$1 USD; total amount:$50,000,000 USD, about $1,665,000,000 NTD

4.

Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): UMC Capital Corporation; investee company which UMC holds 100.00%

5.

Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.

Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): n/a

9.

Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time payment of $50,000,000,000 USD on 2006/10/30;

10.

The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The decision-making department: The Chairman & President Office

11.

Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 124,000,000 shares; amount: $3,846,505,440 NTD; percentage of holdings: 100.00%

12.

Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:14.51% ratio of shareholder’s equity:18.31%; the operational capital as shown in the most recent financial statement: $82,601,170 thousand NTD

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13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction?: no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: no

18.	Any other matters that need to be specified: none

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Exhibit 99.6

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/10/27~2006/11/03

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 920,000 shares; average unit price: $326.51 NTD; total amount: $ 300,388,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 290,872,035 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.

Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 25,809,499 shares; amount: 266,958,899 NTD; percentage of holdings: 2.67%; status of restriction of rights: no

7.

Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.25%; ratio of shareholder’s equity: 17.77%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none

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Exhibit 99.7

United Microelectronics Corporation

November 7, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
October	Invoice amount	7,512,280	9,351,764	(1,839,484)	(19.67)%
2006	Invoice amount	76,943,211	70,988,870	5,954,341	8.39%
October	Net sales	9,049,811	9,037,949	11,862	0.13%
2006	Net sales	87,036,637	72,345,371	14,691,266	20.31%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,170,619
UMC’s subsidiaries	22,998	22,880	545,742

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	(1,909,154)	0	76,341,239
UMC’s subsidiaries	0	0	7,729,526
UMC endorses for subsidiaries	0	0
UMC’s subsidiaries endorse for UMC	0	0
UMC endorses for PRC companies	0	0
UMC’s subsidiaries endorse for PRC companies	0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	19,166,855
Net Profit from Market Value	(1,199,817)
Written-off Trading Contracts	0
Realized profit (loss)	0

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Exhibit 99.8

To announce UMC Delivers Leading-edge 65nm FPGAs to Xilinx

1.	Date of occurrence of the event: 2006/11/08

2.	Company name: United Microelectronics Corp.

3.	Relationship to the Company (please enter “head office” or “affiliate company”): Listed company

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

UMC Delivers Leading-edge 65nm FPGAs to Xilinx

World’s largest FPGA features 11 metal layers and industry’s highest gate count

HSINCHU, Taiwan, November 8, 2006 —UMC (NYSE: UMC; TSE: 2303), a leading global semiconductor foundry, announced that it has delivered the world’s largest 65nm FPGAs to Xilinx. These new devices deliver a 65 percent logic capacity increase over previous generation FPGAs to enable the industry’s highest gate count, with approximately 1.1 billion transistors. The chips, which feature triple gate oxide technology and 11 copper metal layers, have demonstrated excellent initial yields and are expected to be ready for full production in several months.

Jackson Hu, chairman and CEO of UMC, said, “UMC’s 65nm technology has seen widespread acceptance from leading-edge manufacturers of cell phones, FPGA, graphics and broadband applications. Particularly noteworthy, is the number of new customers engaged at this technology node. This demonstrates the confidence that customers have in the competitiveness of our 65nm process. UMC’s longstanding partnership with Xilinx continues to strengthen with each technology generation, with this latest product success representing yet another significant milestone for our two companies. We look forward in the coming months to bringing their newest products to full production.”

Wim Roelandts, chairman, president and CEO of Xilinx, said, “Xilinx is currently ramping 65nm wafer starts at UMC. We are quite pleased with our progress—in fact, UMC’s yields have exceeded our expectations for our most advanced products. We’ll continue to leverage UMC’s advanced 65nm technology for our upcoming product lines to strengthen our leading position in the FPGA industry.”

UMC is the foundry leader in 65nm process technology, which delivered the foundry industry’s first 65nm customer products in June of 2005. UMC is currently in volume production for multiple customers using the leading-edge process, and has engaged with nine customers so far, for a variety of market applications. Yield improvement for 65nm has been even faster than for the 90nm process generation. Though performance gains vary across applications, compared with the 90nm generation, 65nm products exhibit an average of 30 percent higher performance, and a 35 percent reduction in dynamic power consumption.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

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Exhibit 99.9

To announce UMC will attend investor conferences from 2006/11/14 to 2006/11/17

1.	Date of the investor/press conference: 2006/11/14~2006/11/17

2.	Location of the investor/press conference: Singapore and London

3.	Financial and business related information:

(1) The Company will attend the Asia Pacific Summit 2006 held by Morgan Stanley from 2006/11/14 to 2006/11/15 in Singapore.

(2) The Company will attend the Taiwan Conference 2006 held by ABN AMRO from 2006/11/16 to 2006/11/17 in London.

4.	Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

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Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/08/31~2006/11/13

3.

Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 534,457,301 NTD; total transaction price: $ 534,457,301 NTD

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.

Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.

The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

www.umc.com

Exhibit 99.11

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/11/06~2006/11/14

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,052,000 shares; average unit price: $317.35 NTD; total amount: $ 332,755,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 322,971,202 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.

Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 24,757,499 shares; amount: 256,007,601 NTD; percentage of holdings: 2.56%; status of restriction of rights: no

7.

Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.33%; ratio of shareholder’s equity: 17.86%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none

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Exhibit 99.12

United Microelectronics Corporation

For the month of October, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of October, 2006.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of September 30, 2006	Number of shares held as of October 31, 2006	Changes
Vice President	Henry Liu	11,902,588	11,892,588	(10,000)
Vice President	Fu-Tai Liou	5,733,944	5,703,944	(30,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

Title	Name	Number of shares pledge as of September 30, 2006	Number of shares pledge as of October 31, 2006	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	October	2006
Semiconductor Manufacturing Equipment	4,085,047	24,989,595
Fixed assets	67,467	361,738

4)	The disposition of assets (NT$ Thousand)

Description of assets	October	2006
Semiconductor Manufacturing Equipment	17	212,831
Fixed assets	0	0

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Exhibit 99.13

United Microelectronics Corporation Financial Statements With Report of Independent Accountants for the Nine-Month Periods Ended September 30, 2006 And 2005

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2006 AND 2005

Address:	No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.
Telephone:	886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have reviewed the accompanying balance sheets of United Microelectronics Corporation as of September 30, 2006 and 2005, and the related statements of income and cash flows for the nine-month periods ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review reports based on our reviews. As described in Note 4(10) to the financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of September 30, 2006 and 2005 of the investees, which were reviewed by other auditors. Our review insofar as it relates to the investment income amounting to NT$797 million and NT$474 million for the nine-month periods ended September 30, 2006 and 2005, respectively, and the related long-term investment balances of NT$5,621 million and NT$4,479 million as of September 30, 2006 and 2005, respectively, is based solely on the reports of the other auditors.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other auditors, we are not aware of any material modifications or adjustments that should have been made to the financial statements referred to above in order for them to be in conformity of “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2006, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” and No. 36, “Disclosure and Presentation of Financial Instruments” to account for the financial instruments.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets. Effective from January 1, 2006, goodwill is no longer subject to amortization.

October 16, 2006

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED BALANCE SHEETS

September 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

		As of September 30,		Liabilities and Stockholders’ Equity		As of September 30,
Assets	Notes	2006	2005		Notes	2006	2005
Current assets				Current liabilities
Cash and cash equivalents	2, 4 (1)	$83,003,846	$71,791,902	Short-term loans	4 (13)	$-	$830,250
Financial assets at fair value through profit or loss, current	2, 3, 4 (2)	8,688,759	2,119,420	Financial liabilities at fair value through profit or loss, current	2, 3, 4 (14)	1,187,095	82,329
Available-for-sale financial assets, current	2, 3, 4 (3)	-	1,004,878	Accounts payable		4,394,783	4,505,476
Held-to-maturity financial assets, current	2, 3, 4 (4)	978,240	66,220	Income tax payable	2	1,589,000	60,422
Notes receivable	4 (5)	18,524	2,787	Accrued expenses		6,528,993	6,431,701
Notes receivable - related parties	5	53,579	56,463	Payable on equipment		8,902,134	3,747,203
Accounts receivable, net	2, 4 (6)	5,086,587	6,354,359	Current portion of long-term liabilities	2, 4 (15)	10,393,523	5,250,000
Accounts receivable - related parties, net	2, 5	9,314,379	6,958,394	Other current liabilities		1,412,137	906,397

Other receivables	2	556,047	664,725	Total current liabilities		34,407,665	21,813,778

Inventories, net	2, 4 (7)	10,787,264	9,381,141
Prepaid expenses		690,356	591,088	Long-term liabilities
Deferred income tax assets, current	2, 4 (22)	1,931,193	3,519,989	Bonds payable	2, 4 (15)	30,565,723	28,500,927

Total current assets		121,108,774	102,511,366	Total long-term liabilities		30,565,723	28,500,927

Funds and investments				Other liabilities
Available-for-sale financial assets, noncurrent	2, 3, 4 (8)	34,015,176	5,501,855	Accrued pension liabilities	2, 4 (16)	3,065,514	3,098,527
Held-to-maturity financial assets, noncurrent	2, 3, 4 (4)	-	986,176	Deposits-in		16,632	20,826
Financial assets measured at cost, noncurrent	2, 3, 4 (9)	2,265,728	2,298,870	Deferred credits - intercompany profits	2	3,579	9,806
Long-term investments accounted for under the equity method	2, 3, 4 (10)	37,719,756	37,245,154	Other liabilities - others		560,560	629,723

Total funds and investments		74,000,660	46,032,055	Total other liabilities		3,646,285	3,758,882

Property, plant and equipment	2, 4 (11), 7			Total liabilities		68,619,673	54,073,587

Land		1,132,576	1,132,576
Buildings		16,311,528	16,001,974	Capital
Machinery and equipment		386,630,912	360,899,914	Common stock	2, 4 (17), 4 (18), 4 (20)	190,853,097	197,658,588
Transportation equipment		79,248	88,498	Capital collected in advance		9,035	5,305
Furniture and fixtures		2,325,183	2,182,011	Capital reserve	2, 4 (17)

Total cost		406,479,447	380,304,973	Premiums		60,805,219	64,411,138
Less : Accumulated depreciation		(284,607,533)	(240,517,566)	Change in equities of long-term investments		6,632,509	20,720,089
Add : Construction in progress and prepayments		17,444,020	13,810,913	Retained earnings	4 (17), 4 (20)

Property, plant and equipment, net		139,315,934	153,598,320	Legal reserve		16,699,508	15,996,839

				Special reserve		322,150	1,744,171
Intangible assets				Unappropriated earnings		12,027,279	5,787,840
Goodwill	2, 3	3,745,122	3,957,059	Adjusting items in stockholders’ equity	2, 4 (8)
Technological know-how	2	278,691	391,112	Cumulative translation adjustment		228,201	469,429

Total intangible assets		4,023,813	4,348,171	Unrealized gain or loss on financial instruments		19,875,725	(9,458,866)

				Treasury stock	2, 4 (10), 4 (17), 4 (19)	(29,394,664)	(37,082,498)

Other assets				Total stockholders’ equity		278,058,059	260,252,035

Deferred charges	2	1,572,453	1,958,664
Deferred income tax assets, noncurrent	2, 4 (22)	4,710,395	3,815,915
Other assets - others	2, 4 (12), 6	1,945,703	2,061,131

Total other assets		8,228,551	7,835,710

Total assets		$346,677,732	$314,325,622	Total liabilities and stockholders’ equity		$346,677,732	$314,325,622

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF INCOME

For the nine-month periods ended September 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

		For the nine-month period ended September 30,
	Notes	2006			2005
Operating revenues	2, 5
Sales revenues		$		76,634,926	$		63,359,239
Less : Sales returns and discounts				(843,772)			(1,329,963)

Net sales				75,791,154			62,029,276
Other operating revenues				2,195,672			1,278,147

Net operating revenues				77,986,826			63,307,423

Operating costs	4 (21), 5
Cost of goods sold				(61,395,325)			(56,628,264)
Other operating costs				(1,400,045)			(503,115)

Operating costs				(62,795,370)			(57,131,379)

Gross profit				15,191,456			6,176,044
Unrealized intercompany profit	2			(71,416)			(107,954)
Realized intercompany profit	2			120,153			154,417

Gross profit-net				15,240,193			6,222,507

Operating expenses	4(21), 5
Sales and marketing expenses				(2,055,704)			(1,668,483)
General and administrative expenses				(1,890,423)			(2,175,558)
Research and development expenses				(6,542,455)			(5,975,207)

Subtotal				(10,488,582)			(9,819,248)

Operating income (loss)				4,751,611			(3,596,741)

Non-operating income
Interest revenue	2, 5			1,092,472			643,405
Investment gain accounted for under the equity method, net	2, 4 (10)			1,403,134			-
Dividend income				842,222			764,728
Gain on disposal of property, plant and equipment	2			133,182			53,326
Gain on disposal of investments	2			23,073,639			8,572,950
Exchange gain, net	2			182,188			212,008
Gain on recovery of market value of inventories	2			-			548,230
Gain on valuation of financial liabilities	2			110,755			-
Other income				609,260			530,176

Subtotal				27,446,852			11,324,823

Non-operating expenses
Interest expense	4 (11)			(534,529)			(653,562)
Investment loss accounted for under the equity method, net	2, 4 (10)			-			(2,761,674)
Loss on disposal of property, plant and equipment	2			(31,400)			(64,799)
Loss on decline in market value and obsolescence of inventories	2			(426,296)			-
Financial expenses				(197,721)			(212,911)
Impairment loss	2, 4 (10)			(21,807)			-
Loss on valuation of financial assets	2			(580,050)			-
Other losses				(50,845)			(51,723)

Subtotal				(1,842,648)			(3,744,669)

Income from continuing operations before income tax				30,355,815			3,983,413
Income tax expense	2, 4 (22)			(2,237,071)			(662)

Net income from continuing operations				28,118,744			3,982,751
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)	3			(1,188,515)			-

Net income		$		26,930,229	$		3,982,751

		Pre-tax		Post-tax	Pre-tax		Post-tax
Earnings per share-basic (NTD)	2, 4 (23)
Income from continuing operations			$1.67	$1.55		$0.21	$0.21
Cumulative effect of changes in accounting principles			(0.07)	(0.07)		-	-

Net income			$1.60	$1.48		$0.21	$0.21

Earnings per share-diluted (NTD)	2, 4 (23)
Income from continuing operations			$1.61	$1.49		$0.21	$0.21
Cumulative effect of changes in accounting principles			(0.06)	(0.06)		-	-

Net income			$1.55	$1.43		$0.21	$0.21

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4 (23)
Net income		$		26,930,229	$		3,982,751

Earnings per share-basic (NTD)		$		1.48	$		0.20

Earnings per share-diluted (NTD)		$		1.42	$		0.20

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month period ended September 30,
	2006	2005
Cash flows from operating activities:
Net income	$26,930,229	$3,982,751
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,955,266	34,064,535
Amortization	1,335,126	1,721,927
Bad debt expenses (reversal)	21,773	(120,266)
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	426,296	(548,230)
Cash dividends received under the equity method	1,076,020	724,511
Investment (gain) loss accounted for under the equity method	(1,403,134)	2,761,674
Loss on valuation of financial assets and liabilities	1,657,810	-
Impairment loss	21,807	-
Gain on disposal of investments	(23,073,639)	(8,572,950)
Loss (gain) on disposal of property, plant and equipment	(101,782)	11,473
Exchange gain on financial assets and liabilities	(5,132)	(8,592)
Exchange loss on long term liabilities	117,221	143,898
Amortization of bond discounts	71,856	-
Amortization of deferred income	(62,523)	(55,974)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss, current	(6,743,256)	83,111
Notes and accounts receivable	(2,096,025)	(1,677,615)
Other receivables	216,323	(111,614)
Inventories	(1,211,925)	324,578
Prepaid expenses	(265,613)	(275,113)
Accounts payable	(750,999)	(232,167)
Accrued expenses	1,470,243	(2,194,935)
Other current liabilities	342,067	(64,207)
Capacity deposits	5,000	(171,699)
Accrued pension liabilities	61,736	408,017
Other liabilities - others	729,957	229,690

Net cash provided by operating activities	31,724,702	30,422,803

Cash flows from investing activities:
Cash proceeds from merger	-	943,862
Acquisition of available-for-sale financial assets	(296,823)	(318,396)
Proceeds from disposal of available-for-sale financial assets	11,134,765	6,266,207
Proceeds from disposal of held-to-maturity financial assets	-	639,520
Acquisition of financial assets measured at cost	-	(385,477)
Proceeds from disposal of financial assets measured at cost	31,188	33,423
Acquisition of long-term investments accounted for under the equity method	(5,687,363)	(2,663,676)
Proceeds from disposal of long-term investments accounted for under the equity method	7,801,029	3,318,016
Proceeds from liquidation of long-term investments	-	95,090
Acquisition of property, plant and equipment	(18,718,724)	(11,379,767)
Proceeds from disposal of property, plant and equipment	237,966	120,175
Increase in deferred charges	(860,846)	(1,058,709)
Decrease (increase) in other assets - others	71,842	(114,149)
Increase in other receivables	-	(5,137,760)

Net cash used in investing activities	(6,286,966)	(9,641,641)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month period ended September 30,
	2006	2005
(continued)

Cash flows from financing activities:

Decrease in short-term loans, net	$-	$(1,074,150)

Repayment of long-term loans	-	(16,153,714)

Redemption of bonds	(5,250,000)	(2,820,004)

Decrease in deposits-in, net	(4,197)	(1,258)

Cash dividends	(7,155,864)	(1,758,736)

Payment of employee bonus	(305,636)	-

Remuneration paid to directors and supervisors	(6,324)	(27,005)

Exercise of employee stock options	999,128	1,133,330

Purchase of treasury stock	(27,286,340)	(11,575,235)

Net cash used in financing activities	(39,009,233)	(32,276,772)

Effect of exchange rate changes on cash and cash equivalents	(21,280)	(59,817)

Decrease in cash and cash equivalents	(13,592,777)	(11,555,427)

Cash and cash equivalents at beginning of period	96,596,623	83,347,329

Cash and cash equivalents at end of period	$83,003,846	$71,791,902

Supplemental disclosures of cash flow information:

Cash paid for interest	$777,632	$1,144,137

Cash refunded for income tax	$1,080	$11,836

Investing activities partially paid by cash:

Acquisition of property, plant and equipment	$22,342,995	$8,849,034

Add: Payable at beginning of period	5,277,863	4,704,299

Payable transferred in from the Branch at beginning of period	-	1,573,637

Less: Payable at end of period	(8,902,134)	(3,747,203)

Cash paid for acquiring property, plant and equipment	$18,718,724	$11,379,767

Investing and financing activities not affecting cash flows:

Principal amount of exchangeable bonds exchanged by bondholders	$69,621	$-

Book value of reference available-for-sale financial assets delivered for exchange	(20,242)	-

Elimination of related balance sheet accounts	15,302	-

Recognition of gain on disposal of investments	$64,681	$-

The accompanying notes are an integral part of the financial statements.

UNITED MICROELECTRONICS CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

The Company was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy individual customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the Company’s merger with SiS MICROELECTRONICS CORP. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCI LTD. had transferred its businesses, operations, and assets to the Company’s Singapore branch (“the Branch”) since April 1, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current reporting periods results. However, exchange gains or losses from investments in foreign entities are recognized as cumulative translation adjustments in stockholders’ equity.

Non-currency assets and liabilities denominated in foreign currencies and marked to market with changes in market value charged to the statement of income, are valued at the spot exchange rate at the balance sheet date, with arising exchange gains or losses recognized in the current reporting period. For similar assets and liabilities where the changes in market value are charged to stockholders’ equity, the spot exchange rate at the balance sheet date is used and any resulting exchange gains or losses are recorded as adjustment items to stockholders’ equity. The exchange rate at the date of transaction is used to record non-currency assets and liabilities which are denominated in foreign currencies and measured at cost.

Translation of Foreign Currency Financial Statements

The financial statements of the Branch are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, and average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Assets and Financial Liabilities

Based on the R.O.C. Statement of Financial Accounting Standard (SFAS) No. 34, “Accounting for Financial Instruments” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, and available-for-sale financial assets. Financial liabilities are classified as financial liabilities at fair value through profit or loss.

The Company’s purchases and sales of financial assets and liabilities are recognized on the trade date, the date that Company commits to purchasing or selling the asset and liability. Financial assets and financial liabilities are initially recognized at fair value plus the acquisition or issuance costs. Accounting policies prior to, and including, December 31, 2005 are described in Note 3.

a.	Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities held for short-term sale or repurchase purposes, and derivative financial instruments not qualified for hedging purposes are classified as either financial assets or financial liabilities at fair value through profit or loss.

Financial assets or financial liabilities are subsequently measured at fair value and changes in fair value are recognized as profit or loss. Stocks of listed companies, convertible bonds, and close-end funds are measured at closing prices at the balance sheet date. Open-end funds are measured at the unit price of the net assets at the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants to price the instrument.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity where the Company has the positive intention and ability to hold to maturity. Investments that are intended to be held to maturity are subsequently measured at amortized cost.

If there is any objective evidence of impairment, impairment loss is recognized by the Company. If subsequently the impairment loss has recovered, and such recovery is evidently related to improvements in events or factors that have originally caused the impairment loss, the Company shall reverse the amount, which will be recorded as profit in the current period. The new cost basis as a result of the reversal shall not exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stocks, funds, and others without reliable market prices are measured at cost. Where objective evidence of impairment exists, the Company shall recognize impairment loss, which shall not be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets neither classified as financial assets at fair value through profit or loss, nor held-to-maturity financial assets, loans and receivables. Subsequent measurement is measured at fair value. Stocks of listed companies are measured at closing prices at the balance sheet date. The gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss, is recognized as an adjustment to stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to stockholders’ equity will be recorded in the income statement.

The Company recognizes impairment loss when there is any objective evidence of impairment. Any reduction in the loss of equity investments in subsequent periods will be recognized as an adjustment to stockholders’ equity. For debt instruments, if the reduction is clearly related to improvements in the factors or events that have originally caused the impairment, the amount shall be reversed and recognized in the current period’s statement of income.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting rights of the investees or has significant influence on operating decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years. However, effective from January 1, 2006, such a difference is no longer amortized. Arising differences from new acquisitions are analyzed and accounted for in the manner similar to the allocation of acquisition cost as provided in the R.O.C. SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is not subject to amortization.

The change in the Company’s proportionate share in the net assets of its investee resulting from its subscription to additional stock, issued by such investee, at a rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage, while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely.

Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage, while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Company’s ownership percentage in the subsidiary incurred with a gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are recognized as expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation shall be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is provided on a straight-line basis using the estimated economic life of the assets less salvage value, if any. When the estimated economic life expires, property, plant and equipment which are still in use, are depreciated over the newly estimated remaining useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings – 20 to 55 years; machinery and equipment – 5 years; transportation equipment – 5 years; furniture and fixtures – 5 years.

Intangible Assets

Effective from January 1, 2006, goodwill generated from consolidation is no longer subject to amortization.

Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

The Company assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees - the term of contract or estimated economic life of the related technology; and software - 3 years.

Prior to, and including December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Since January 1, 2006, the amortized amounts as of December 31, 2005 were reclassified as discount of bonds as a deduction to bonds payable. The amounts are amortized based on the interest method during remaining life of the bonds. Where the difference between straight-line method and interest method is slight, the bond discounts shall be amortized based on the straight-line method.

The Company assesses whether there is any indication of other than temporary impairment. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost basis.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to the capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bonds is to be offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Based on the R.O.C. SFAS No. 34, “Accounting for Financial Instruments”, as of January 1, 2006, derivative financial instruments embedded in convertible bonds shall be bifurcated and accounted as financial liabilities with changes in market value recognized in earnings if the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee within the Company. The fund is deposited under the committee’s name in the Central Trust of China and hence, not associated with the Company. Therefore the fund shall not be included in the Company’s financial statements. Pension benefits for employees of the Branch are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. In accordance with the Act, employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees who elect the Act, the Company will make monthly contributions of no less than 6% of the employees’ monthly wages to the employees’ individual pension accounts.

The accounting for pension is computed in accordance with the R.O.C. SFAS No. 18. For the defined benefit pension plan, the net pension cost is calculated based on an actuarial valuation, and pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. For the defined contribution pension plan, the Company recognizes the pension amount as expense in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company applies the intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Company also discloses pro forma net income and earnings per share under the fair value method only for options granted since January 1, 2004.

Treasury Stock

The Company adopted the R.O.C. SFAS No. 30, “Accounting for Treasury Stocks”, which requires that treasury stock held by the Company to be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to capital reserve. The Company’s stock held by its subsidiaries is also treated as treasury stock in the Company’s account.

Revenue Recognition

The main sales term of the Company is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized when the ownership and risk of the products have been transferred to customers and the possibility of sales collection is reasonably assured. Allowance for sales returns and discounts is estimated based on customer complaints and historical experiences. Such provisions are recognized in the reporting period the products are sold.

Capital Expenditure versus Operating Expenditure

Expenditure shall be capitalized when it is probable that future economic benefits associated with the expenditure will flow to the Company and the expenditure amount exceeds a predetermined level. Otherwise it is charged as expense when incurred.

Income Tax

The Company adopted the R.O.C. SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected reversal date of the temporary difference.

According to the R.O.C. SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. The IBTA is a supplemental tax at 10% (set up by the Executive Yuan) that is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount as prescribed by the IBTA, and is calculated based on taxable income defined under the IBTA which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to the R.O.C. SFAS No. 24, “Earnings Per Share”. Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Asset Impairment

Pursuant to the R.O.C. SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss such that the resulting carrying amount of the asset shall not exceed the amount (net of amortization or depreciation), that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. In allocating impairment losses, the portion of goodwill allocated is to be written down first. After goodwill has been written off, the remaining impairment loss, if any, is to be shared among other assets pro rata to their carrying amount. The write-down in goodwill cannot be reversed under any circumstance in subsequent periods.

Impairment loss (reversal) is classified as non-operating losses (income).

3.	ACCOUNTING CHANGE

Asset Impairment

The Company adopted the R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements effective on January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles did not have any impact on the Company’s net income, basic earnings per share after tax for the nine-month period ended September 30, 2005 as well as the total assets as of September 30, 2005.

Goodwill

The Company adopted the amendments to the R.O.C. SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements”, SFAS No. 5, “Long-Term Investments in Equity Securities”, and SFAS No. 25, “Business Combinations - Accounting Treatment under Purchase Method”, which have all discontinued the amortization of goodwill effective on January 1, 2006. The above changes in accounting principles has increased the Company’s total assets as of September 30, 2006 by NT$644 million, and increased the Company’s net income and earnings per share by NT$644 million and NT$0.04 , respectively, for the nine-month period ended September 30, 2006.

Financial Instruments

(1)

The Company adopted the R.O.C. SFAS No. 34, “Accounting for Financial Instruments” and SFAS No. 36, “Disclosure and Presentation of Financial Instruments” to account for the financial instruments for its financial statements beginning on and after January 1, 2006. Some items have already been reclassified according to the R.O.C. “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, SFAS No. 34 and No. 36 for the nine-month period ended September 30, 2005.

(2)	The accounting policies prior to, and including, December 31, 2005 are as follows:
a.	Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value at the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of money market funds and short-term notes are identified specifically while other marketable securities are determined by the weighted-average method. The market values of listed debts, equity securities and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by the net asset value at the balance sheet date. The amount by which the aggregate cost exceeds the market value is reported as a loss in the current year. In subsequent periods, recoveries of the market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

b.	Long-Term Investment – Cost Method or Lower of Cost or Market Value Method

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Company, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for the purpose of long-term investment is deducted from the stockholders’ equity. The market value at the balance sheet date is determined by the average closing price during the last month of the reporting period. Investments of less than 20% of the outstanding voting rights in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and the book value after recognizing the losses shall be treated as the new cost basis of such investment.

c.	Derivative Financial Instruments

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities before December 31, 2005.

(3)

The above changes in accounting principles increased the Company’s total assets, total liabilities, and stockholders’ equity as of January 1, 2006 by NT$23,648 million, NT$1,326 million, and NT$22,322 million, respectively; and resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million to be deducted from net income, thereby reducing earnings per share by NT$0.07 for the nine-month period ended September 30, 2006.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of September 30,
	2006	2005
Cash:
Cash on hand	$1,912	$1,705
Checking and savings accounts	3,364,090	1,595,213
Time deposits	72,273,801	61,325,143

Subtotal	75,639,803	62,922,061

Cash equivalents:
Government bonds acquired under repurchase agreements	7,364,043	8,869,841

Total	$83,003,846	$71,791,902

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of September 30,
Held for trading	2006	2005
Listed stocks	$8,232,992	$628,747
Convertible bonds	400,584	1,490,673
Open-end funds	55,183	—

Total	$8,688,759	$2,119,420

During the nine-month period ended September 30, 2006, net loss arising from the changes in fair value of financial assets at fair value through profit or loss, current, was NT$529 million.

(3)	AVAILABLE-FOR-SALE FINANCIAL ASSET, CURRENT

	As of September 30,
	2006	2005
Common stock	$-	$1,004,878

(4)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of September 30,
	2006	2005
Credit-linked deposits and repackage bonds	$978,240	$1,052,396
Less: Non-current portion	-	(986,176)

Total	$978,240	$66,220

(5)	NOTES RECEIVABLE

	As of September 30,
	2006	2005
Notes receivable	$18,524	$2,787

(6)	ACCOUNTS RECEIVABLE, NET

	As of September 30,
	2006	2005
Accounts receivable	$5,373,375	$6,458,803
Less: Allowance for sales returns and discounts	(226,685)	(7,345)
Less: Allowance for doubtful accounts	(60,103)	(97,099)

Net	$5,086,587	$6,354,359

(7)	INVENTORIES, NET

	As of September 30,
	2006	2005
Raw materials	$1,245,632	$281,061
Supplies and spare parts	1,693,410	1,704,681
Work in process	7,733,348	7,985,061
Finished goods	731,037	387,012

Total	11,403,427	10,357,815
Less : Allowance for loss on decline in market value and obsolescence	(616,163)	(976,674)

Net	$10,787,264	$9,381,141

Inventories were not pledged.

(8)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of September 30,
	2006	2005
Common stock	$34,015,176	$5,501,855

The Company recognized net loss of NT$1,740 million due to the changes in fair value as an adjustment to stockholders’ equity for the nine-month period ended September 30, 2006.

(9)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of September 30,
	2006	2005
Common stock	$1,458,246	$1,458,246
Preferred stock	300,000	300,000
Funds	507,482	540,624

Total	$2,265,728	$2,298,870

(10)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of September 30,
	2006		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
UMC JAPAN	$6,090,751	50.09	$7,051,351	48.95
HOLTEK SEMICONDUCTOR INC.	819,670	24.48	747,910	24.88
ITE TECH. INC.	333,566	22.00	301,000	23.78
UNIMICRON TECHNOLOGY CORP.	4,556,547	20.09	3,731,268	20.83
FARADAY TECHNOLOGY CORP. (Note A)	-	-	816,914	18.33
SILICON INTEGRATED SYSTEMS CORP. (Note A)	-	-	4,098,440	16.50
NOVATEK MICROELECTRONICS CORP. (Note A)	-	-	1,221,906	11.80

Subtotal	11,800,534		17,968,789

	As of September 30,
	2006		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Unlisted companies
UMC GROUP (USA)	$910,626	100.00	$684,830	100.00
UNITED MICROELECTRONICS (EUROPE) B.V.	287,065	100.00	286,536	100.00
UMC CAPITAL CORP.	2,181,505	100.00	1,366,315	100.00
UNITED MICROELECTRONICS CORP. (SAMOA)	10,442	100.00	15,020	100.00
UMCI LTD. (Note B)	91	100.00	9,440	100.00
TLC CAPITAL CO., LTD.	6,334,183	100.00	-	-
FORTUNE VENTURE CAPITAL CORP. (Note C)	8,014,345	99.99	4,282,373	99.99
UNITED MICRODISPLAY OPTRONICS CORP.	219,537	86.72	361,689	86.72
PACIFIC VENTURE CAPITAL CO., LTD.	280,145	49.99	287,236	49.99
MEGA MISSION LIMITED PARTNERSHIP	2,332,509	45.00	—	—
UNITECH CAPITAL INC.	836,129	42.00	692,177	42.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH)(Note D)	4,144,049	36.49	9,933,386	99.97
THINTEK OPTRONICS CORP. (THINTEK) (Notes E, F)	4,152	27.82	26,047	14.26
HIGHLINK TECHNOLOGY CORP. (HIGHLINK) (Notes E, F)	244,776	18.99	-	-
XGI TECHNOLOGY INC. (Note E)	61,576	16.50	224,613	16.54
AMIC TECHNOLOGY CORP. (Note E)	58,092	11.86	52,290	11.86
TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.)	-	-	1,054,413	45.35

Subtotal	25,919,222		19,276,365

Total	$37,719,756		$37,245,154

Note A:

In the beginning of 2006 as the Company determined it did not have significant influence over the investee, and in compliance with the R.O.C. SFAS No. 34, the investment in the investee was classified as available-for-sale financial asset.

Note B:	Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCI has transferred its business, operations, and assets to the Branch since April 1, 2005.

Note C:

As of September 30, 2006 and 2005, the cost of investment was NT$8,186 million and NT$4,454 million, respectively. After deducting the Company’s stock held by the subsidiary (treated as treasury stock by the Company) of NT$172 million in both years, the residual book values totalled NT$8,014 million and NT$4,282 million as of September 30, 2006 and 2005, respectively.

Note D:

As of January 27, 2006, the Company sold 58,500 thousand shares of HSUN CHIEH. The share ownership decreased from 99.97% to 36.49%. As the company ceased to be a subsidiary, the Company’s stock held by HSUN CHIEH was no longer treated as treasury stock. Consequently, the effect on the Company’s long-term investment accounted for under the equity method and stockholders’ equity simultaneously amounted to NT$10,881 million.

The ending balance as of September 30, 2005 of NT$30,070 million was computed by deducting the Company’s stock held by the investee (treated as treasury stock by the Company), amounting NT$20,137 million from the cost of investment balance at period-end of NT$9,933 million.

Note E:	The equity method was applied for investees, in which the total ownership held by the Company and its subsidiaries is over 20%.

Note F:

The book value of the Company’s investment in THINTEK and HIGHLINK exceeded the net equity by NT$14 million and NT$8 million, respectively. Equivalent amounts of impairment have been accordingly recognized.

b.

Total gain (loss) arising from investments accounted for under the equity method, based on the reviewed financial statements of the investees, were NT$1,403 million and NT$2,762 million for the nine-month periods ended September 30, 2006 and 2005, respectively. Among which, investment income amounting to NT$797 million and NT$474 million for the nine-month periods ended September 30, 2006 and 2005, respectively, and the related long-term investment balances of NT$5,621 million and NT$4,479 million as of September 30, 2006 and 2005, respectively, were determined based on the investees’ financial statements reviewed by other auditors.

c.	The long-term equity investments were not pledged.

(11)	PROPERTY, PLANT AND EQUIPMENT

	As of September 30, 2006
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$-	$1,132,576
Buildings	16,311,528	(5,217,832)	11,093,696
Machinery and equipment	386,630,912	(277,616,456)	109,014,456
Transportation equipment	79,248	(56,856)	22,392
Furniture and fixtures	2,325,183	(1,716,389)	608,794
Construction in progress and prepayments	17,444,020	-	17,444,020

Total	$423,923,467	$(284,607,533)	$139,315,934

	As of September 30, 2005
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$-	$1,132,576
Buildings	16,001,974	(4,487,400)	11,514,574
Machinery and equipment	360,899,914	(234,520,219)	126,379,695
Transportation equipment	88,498	(60,199)	28,299
Furniture and fixtures	2,182,011	(1,449,748)	732,263
Construction in progress and prepayments	13,810,913	-	13,810,913

Total	$394,115,886	$(240,517,566)	$153,598,320

a.	Total interest expense before capitalization amounted to NT$535 million and NT$894 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

Details of capitalized interest are as follows :

	For the nine-month period ended September 30,
	2006	2005
Machinery and equipment	$-	$235,855
Other property, plant and equipment	-	4,397

Total interest capitalized	$-	$240,252

Interest rates applied	-	2.86%~4.20%

b.	The property, plant, and equipment were not pledged.

(12)	OTHER ASSETS-OTHERS

	As of September 30,
	2006	2005
Leased assets	$1,344,464	$1,362,190
Deposits-out	542,121	579,823
Others	59,118	119,118

Total	$1,945,703	$2,061,131

Please refer to Note 6 for deposits-out pledged as collateral.

(13)	SHORT-TERM LOANS

	As of September 30,
	2006	2005
Unsecured bank loans	$-	$830,250

Interest rates	-	3.22%~3.93%

The Company’s unused short-term lines of credits amounted to NT$8,391 million and NT$8,237 million as of September 30, 2006 and 2005, respectively.

(14)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of September 30,
	2006	2005
Interest rate swaps	$610,545	$53,346
Derivatives embedded in exchangeable bonds	576,550	-
Forward contracts	-	28,983

Total	$1,187,095	$82,329

a.	During the nine-month period ended September 30, 2006, net gain arising from the changes in fair value of financial liabilities at fair value through profit or loss, current, was NT$105 million.

b.

As of September 30, 2006, interest receivable arising from credit-linked deposits, as well as the derivative financial liabilities embedded therein, both amounted to NT$10 million. The resulting net value was therefore NT$0.

(15)	BONDS PAYABLE

	As of September 30,
	2006	2005
Unsecured domestic bonds payable	$25,250,000	$30,500,000
Convertible bonds payable	12,635,782	-
Exchangeable bonds payable	3,170,872	3,250,927
Less: discounts on bonds payable	(97,408)	-

Total	40,959,246	33,750,927
Less: Current portion	(10,393,523)	(5,250,000)

Net	$30,565,723	$28,500,927

a.

On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repayable in installments every six months from April 27, 2002 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

b.

During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.

c.

During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption
i.

The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AUO common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$ 1.00.

ii	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C. tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange
i.	Underlying securities: ADSs or common shares of AU OPTRONICS CORP.

ii.

Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.

Exchange Price and Adjustment: The exchange price is NT$44.3 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of September 30, 2006 and 2005, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$139 million and US$137 million into AUO shares, respectively. Gains arising from the exercise of exchange rights during the nine-month period ended September 30, 2006 amounted NT$65 million and was recognized as gain on disposal of investment. No bonds were exchanged during the nine-month period ended September 30, 2005.

e.

During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

f.	On October 5, 2005, the Company issued zero coupon convertible bonds on the EuroMTF Market of Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:
i

On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.

In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.

In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.

If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:
i	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii

Conversion Price and Adjustment: The conversion price is US$3.693 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

g.	Repayments of the above-mentioned bonds in the future years are as follows:

(assuming the convertible bonds and exchangeable bonds are both paid off upon maturity)

Bonds repayable in	Amount
2006 (4th quarter)	$5,000,000
2007	5,420,872
2008	23,135,782
2009	-
2010	7,500,000

Total	$41,056,654

(16)	PENSION FUND

Pension costs amounting to NT$487 million and NT$613 million were recognized for the nine-month periods ended September 30, 2006 and 2005, respectively. The corresponding balances of the pension fund were NT$1,162 million and NT$1,036 million as of September 30, 2006 and 2005, respectively.

(17)	CAPITAL STOCK
a.	As of September 30, 2005, 26,000,000 thousand common shares were authorized to be issued and 19,765,859 thousand common shares were issued, each at a par value of NT$10.

b.

The Company has issued a total of 276,820 thousand ADSs which were traded on the NYSE as of September 30, 2005. The total number of common shares of the Company represented by all issued ADSs was 1,384,102 thousand shares (one ADS represents five common shares).

c.	On April 26, 2005, the Company cancelled 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002 for transfer to employees.

d.

As recommended by the board of directors, and amended and approved by the shareholders on the meeting held on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million was stock dividend and NT$1,973 million was employee bonus.

e.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 67,095 thousand shares were exercised during the nine-month period ended September 30, 2005.

f.	As of September 30, 2006, 26,000,000 thousand common shares were authorized to be issued and 19,085,310 thousand common shares were issued, each at a par value of NT$10.

g.

Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 62,973 thousand shares were exercised during the nine-month period ended September 30, 2006. The exercise of employee stock options of 46,871 thousand shares and 15,198 thousand shares were issued on March 15, 2006 and September 25, 2006, respectively.

h.

On May 22, 2006 the Company cancelled 1,000,000 thousand shares of treasury stocks, which were bought back during the period from February 16, 2006 to April 11, 2006 for retainment of the company’s creditability and stockholders’ interests.

i.

As recommended by the board of directors, and amended and approved by the shareholders on the meeting held on June 12, 2006, the Company issued 224,877 thousand new shares from capitalization of retained earnings and capital reserve that amounted to NT$2,249 million, of which NT$895 million was stock dividend, NT$459 million was employee bonus, and NT$895 million was capital reserve.

j.

As of September 30, 2006, the Company has issued a total of 283,914 thousand ADSs which were traded on the NYSE. The total number of common shares of the Company represented by all issued ADSs was 1,419,569 thousand shares (one ADS represents five common shares).

(18)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The grant period for the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	598,807	$15.7
January 3, 2003	61,000	48,304	$17.7
November 26, 2003	57,330	46,460	$24.7
March 23, 2004	33,330	22,930	$22.9
July 1, 2004	56,590	45,570	$20.7
October 13, 2004	20,200	15,320	$17.8
April 29, 2005	23,460	18,350	$16.4
August 16, 2005	54,350	43,230	$21.6
September 29, 2005	51,990	48,204	$19.7
January 4, 2006	39,290	31,650	$17.7
May 22, 2006	42,058	38,240	$19.2
August 24, 2006	28,140	27,640	$18.4

a.	A summary of the Company’s stock option plans, and related information for the nine-month periods ended September 30, 2006 and 2005, are as follows:

	For the nine-month period ended September 30,
	2006		2005
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)

Outstanding at beginning of period	975,320	$17.3	973,858	$16.8
Granted	109,488	$18.4	129,800	$19.9
Exercised	(62,973)	$15.7	(67,095)	$15.7
Forfeited	(46,130)	$18.7	(23,606)	$18.3

Outstanding at end of period	975,705	$17.4	1,012,957	$17.2

Exercisable at end of period	507,441	$16.6	327,153	$15.9

Weighted-average fair value of options granted during the period (NTD)	$5.7		$6.5

b.	The information of the Company’s outstanding stock options as of September 30, 2006, is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)

2002.09.11	$15.7~$17.7	638,111	0.4	$15.9	449,696	$15.9
2003.10.08	$20.7~$24.7	114,960	1.8	$22.8	57,745	$22.8
2004.09.30	$16.4~$21.6	125,104	3.1	$19.6	-	-
2005.12.22	$17.7~$19.2	97,530	4.0	$18.5	-	-

		975,705	1.3	$17.4	507,441	$16.6

c.

The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the nine-month periods ended September 30, 2006 and 2005 are NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the nine-month period ended September 30, 2006
	Basic earnings per share	Diluted earnings per share
Net Income	$26,930,229	$26,867,936
Earnings per share (NTD)	$1.48	$1.43
Pro forma net income	$26,617,994	$26,555,701
Pro forma earnings per share (NTD)	$1.47	$1.41

	For the nine-month period ended September 30, 2005 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
Net Income	$3,982,751	$3,982,751
Earnings per share (NTD)	$0.21	$0.21
Pro forma net income	$3,843,418	$3,843,418
Pro forma earnings per share (NTD)	$0.21	$0.20

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the nine-month periods ended September 30, 2006 and 2005: expected dividend yields of 1.37% and 1.64%; volatility factors of the expected market price of the Company’s common stock of 38.41% and 41.48%; risk-free interest rate of 2.07 % and 1.92%; and a weighted-average expected life of the options of 4.4 years.

(19)	TREASURY STOCK
a.	The Company bought back its own shares from the open market during the nine-month periods ended September 30, 2006 and 2005. Details of the treasury stock transactions are as follows :

For the nine-month period ended September 30, 2006

(In thousands of shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of September 30, 2006
For transfer to employees	442,067	400,000	-	842,067

For conversion of the convertible bonds into shares	500,000	-	-	500,000

For retainment of the Company’s creditability and stockholder’s interests	-	1,000,000	1,000,000	-

Total shares	942,067	1,400,000	1,000,000	1,342,067

For the nine-month period ended September 30, 2005

(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of September 30, 2005
For transfer to employees	241,181	-	49,114	192,067

For conversion of the convertible bonds into shares	-	500,000	-	500,000

Total shares	241,181	500,000	49,114	692,067

b.

According to the Securities and Exchange Law of the R.O.C., total shares of treasury stock should not exceed 10% of the Company’s stock issued. Total purchase amount should not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of shares of treasury stock that the Company could hold as of September 30, 2006 and 2005, was 1,908,531 thousand shares and 1,976,586 thousand shares while the ceiling of the amount was NT$89,532 million and NT$88,397 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it entitle voting rights or receive dividends.

d.

As of September 30, 2006, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22,070 thousand shares of the Company’s stock, with a book value of NT$18.55 per share. The closing price on September 30, 2006 was NT$18.55.

As of September 30, 2005, the Company’s subsidiaries, HSUN CHIEH INVESTMENT CO., LTD. and FORTUNE VENTURE CAPITAL CORP., held 599,696 thousand shares and 21,847 thousand shares, respectively, of the Company’s stock, with a book value of NT$20.40 and NT$7.87 per share, respectively. The average closing price of the Company’s stock during September 2005 was NT$20.40.

(20)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order :

a.	Payment of all taxes and dues;
b.	Offset prior years’ operation losses;
c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;
d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and
e.

After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The distributions of retained earnings for the years 2005 and 2004 were approved at the shareholders’ meetings held on June 12, 2006 and June 13, 2005. The details of distribution are as follows:

	2005	2004
Cash dividend	$0.40 per share	$0.10 per share
Stock dividend	$0.05 per share	$1.03 per share
Employee bonus – cash (NTD thousands)	305,636	-
Employee bonus – stock (NTD thousands)	458,455	1,972,855
Remuneration to directors and supervisors (NTD thousands)	6,324	27,005

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.

According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve - excess from the merger in proportion to the ownership percentage - then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.

However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.

In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, in the case where the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided in the Company’s accounts in proportion to its ownership percentage.

For the 2005 appropriations approved by the shareholders’ meeting on June 12, 2006, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,208 million.

(21)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the nine-month period ended September 30,
	2006			2005
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$5,635,959	$1,727,784	$7,363,743	$3,313,426	$1,264,479	$4,577,905
Labor and health insurance	325,042	91,151	416,193	305,836	84,731	390,567
Pension	370,636	116,035	486,671	454,420	158,297	612,717
Other personnel expenses	64,660	18,246	82,906	50,448	11,285	61,733
Depreciation	31,331,318	1,613,511	32,944,829	32,665,449	1,394,653	34,060,102
Amortization	146,582	1,188,544	1,335,126	124,500	1,522,327	1,646,827

The numbers of employees as of September 30, 2006 and 2005, were 12,553 and 12,260, respectively.

(22)	INCOME TAX
a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the nine-month period ended September 30,
	2006	2005
Income tax on pre-tax income at statutory tax rate	$7,484,757	$1,516,709
Permanent differences	(6,147,392)	(1,315,850)
Change in investment tax credit	(725,688)	5,870,134
Change in valuation allowance	82,639	(6,070,993)
Tax accrual	1,541,809	-
Income tax on interest revenue separately taxed	946	662

Income tax expense	$2,237,071	$662

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of September 30,
	2006		2005
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$14,334,733		$15,043,540
Loss carry-forward	$6,340,664	1,585,166	$14,671,930	3,667,982
Pension	3,062,898	765,725	3,098,528	774,632
Allowance on sales returns and discounts	1,010,345	252,586	648,720	162,180
Allowance for loss on obsolescence of inventories	497,836	124,459	895,408	223,852
Others	776,107	194,027	304,762	76,191

Total deferred income tax assets		17,256,696		19,948,377
Valuation allowance		(8,758,000)		(9,490,217)

Net deferred income tax assets		8,498,696		10,458,160

Deferred income tax liabilities
Unrealized exchange gain	(99,055)	(24,764)	(434,243)	(108,560)
Depreciation	(5,287,895)	(1,321,974)	(12,054,784)	(3,013,696)
Others	(2,041,481)	(510,370)	—	—

Total deferred income tax liabilities		(1,857,108)		(3,122,256)

Total net deferred income tax assets		$6,641,588		$7,335,904

Deferred income tax assets - current		$5,650,534		$6,343,585
Deferred income tax liabilities - current		(230,262)		(108,560)
Valuation allowance		(3,489,079)		(2,715,036)

Net		1,931,193		3,519,989

Deferred income tax assets – non-current		11,606,162		13,604,792
Deferred income tax liabilities – non-current		(1,626,846)		(3,013,696)
Valuation allowance		(5,268,921)		(6,775,181)

Net		4,710,395		3,815,915

Total net deferred income tax assets		$6,641,588		$7,335,904

c.	The Company’s income tax returns for all the fiscal years up to 2003 have been assessed and approved by the R.O.C. Tax Authority.

d.

The Company was granted several four (five) -year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansions in 2002 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2012.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of September 30, 2006, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2006	$2,850,484	$2,850,484
2007	1,613,158	1,613,158
2008	6,275,971	6,275,971
2009	1,737,860	1,737,860
2010	1,857,260	1,857,260

Total	$14,334,733	$14,334,733

f.	Under the rules of the Income Tax Law of the R.O.C., net loss can be carried forward for 5 years. As of September 30, 2006, the unutilized accumulated loss was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$10,856,896	$2,525,630
2007	3,773,826	3,773,826
2008 (Transferred in from merger with SiSMC)	2,283	2,283
2009 (Transferred in from merger with SiSMC)	38,925	38,925

Total	$14,671,930	$6,340,664

g.

The balance of the Company’s imputation credit amounts as of September 30, 2006 and 2005 were NT$95 million and NT$6.1 million, respectively. The creditable ratio for 2005 and 2004 was 0% and 0.35%, respectively.

h.	The Company’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(23)	EARNINGS PER SHARE
a.

The Company’s capital structure is composed mainly of zero coupon convertible bonds and employee stock options. Therefore, under consideration of such complex structure, the calculated basic and diluted earnings per share for the nine-month periods ended September 30, 2006 and 2005, are disclosed as follows:

	For the nine-month period ended September 30, 2006
	Amount		Shares expressed in thousands	Earnings per share (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$30,355,815	$28,118,744	18,159,112	$1.67	$1.55
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.07)	(0.07)

Net income	$29,167,300	$26,930,229		$1.60	$1.48

Effect of dilution
Employee stock options	$-	$-	117,535
Convertible bonds payable	$(62,293)	$(62,293)	516,382
Earning per share-diluted:
Income from continuing operations	$30,293,522	$28,056,451	18,793,029	$1.61	$1.49
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$29,105,007	$26,867,936		$1.55	$1.43

	For nine-month period ended September 30, 2005 (retroactively adjusted)
	Amount		Shares expressed in thousands	Earnings per share (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$3,983,413	$3,982,751	18,699,937	$0.21	$0.21
Cumulative effect of changes in accounting principles	-	-		-	-

Net income	$3,983,413	$3,982,751		$0.21	$0.21

Effect of dilution
Employee stock options	$-	$-	176,969
Earning per share-diluted:
Income from continuing operations	$3,983,413	$3,982,751	18,876,906	$0.21	$0.21
Cumulative effect of changes in accounting principles	-	-		-	-

Net income	$3,983,413	$3,982,751		$0.21	$0.21

b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

(shares expressed in thousands)	For the nine month period ended September 30, 2006
	Basic	Diluted
Net income	$26,930,229	$26,867,936

Weighted-average of shares outstanding:
Beginning balance	18,852,636	18,852,636
Increase in capital through 2006 retained earnings and capital reserve at proportion of 1.3%	242,215	242,215
Purchase of 1,400,000 thousand shares of treasury stock from January 1 to September 30, 2006	(892,378)	(892,378)
Exercise of 62,973 thousand units of employee stock options	38,839	38,839
Dilutive shares of employee stock options accounted for under treasury stock method	—	117,535
Dilutive shares issued assuming conversion of bonds	—	516,382

Ending balance	18,241,312	18,875,229

Earnings per share
Net income (NTD)	$1.48	$1.42

(shares expressed in thousands)	For the nine-month period ended September 30, 2005 (retroactively adjusted)
	Basic	Diluted
Net income	$3,982,751	$3,982,751

Weighted-average of shares outstanding:
Beginning balance	17,550,801	17,550,801
Increase in capital through 2006 retained earnings and capital reserve at proportion of 1.3%	248,963	248,963
Increase in capital through 2005 retained earnings at proportion of 11.4%	2,009,072	2,009,072
Purchase of 500,000 thousand shares of treasury stock from January 1 to September 30, 2005	(212,811)	(212,811)
Exercise of 67,095 thousand units of employee stock options	30,797	30,797
Dilutive shares of employee stock options accounted for under treasury stock method	—	176,969

Ending balance	19,626,822	19,803,791

Earnings per share
Net income (NTD)	$0.20	$0.20

5.	RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC GROUP (USA) (UMC-USA)	Equity Investee
UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Equity Investee
UMC CAPITAL CORP.	Equity Investee
UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee
FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH)	Equity Investee
UMCI LTD. (UMCI)	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee
UMC JAPAN (UMCJ)	Equity Investee
TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.) (TOPPAN) (Disposed in March 2006)	Equity Investee
HOLTEK SEMICONDUCTOR INC. (HOLTEK)	Equity Investee
UNITECH CAPITAL INC.	Equity Investee
ITE TECH. INC.	Equity Investee
UNIMICRON TECHNOLOGY CORP.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
THINTEK OPTRONICS CORP.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
TLC CAPITAL CO., LTD.	Equity Investee
HIGHLINK TECHNOLOGY CORP.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
FARADAY TECHNOLOGY CORP. ( No longer an equity investee since January 1, 2006)	Equity Investee
NOVATEK MICROELECTRONICS CORP. ( No longer an equity investee since January 1, 2006)	Equity Investee
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
DAVICOM SEMICONDUCTOR, INC.	Subsidiary’s equity investee
UNITRUTH INVESTMENT CORP. (UNITRUTH)	Subsidiary’s equity investee
UWAVE TECHNOLOGY CORP. (formerly UNITED RADIOTEK INC.)	Subsidiary’s equity investee
UCA TECHNOLOGY INC.	Subsidiary’s equity investee
AFA TECHNOLOGY, INC.	Subsidiary’s equity investee
STAR SEMICONDUCTOR CORP.	Subsidiary’s equity investee
AEVOE INC.	Subsidiary’s equity investee
USBEST TECHNOLOGY INC.	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee
U-MEDIA COMMUNICATIONS, INC.	Subsidiary’s equity investee
CHIP ADVANCED TECHNOLOGY INC.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
ULI ELECTRONICS INC.	Subsidiary’s equity investee
NEXPOWER TECHNOLOGY CORP.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions
a.	Operating revenues

	For the nine-month period ended September 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
UMC-USA	$40,816,686	52	$29,549,655	47
UME BV	6,745,800	9	5,326,652	8
Others	5,417,947	7	10,036,738	16

Total	$52,980,433	68	$44,913,045	71

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Purchases

	For the nine-month period ended September 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
UMCI	$-	-	$1,244,347	7

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchases were net 60 days for related parties and net 30~90 days for third-party suppliers.

c.	Notes receivable

	As of September 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
HOLTEK	$53,579	74	$56,463	95

d.	Accounts receivable

	As of September 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
UMC-USA	$8,114,244	52	$5,861,839	41
UME BV	1,305,186	8	612,937	4
SIS	64,005	-	636,031	5
Others	803,373	6	587,276	4

Total	10,286,808	66	7,698,083	54

Less : Allowance for sales returns and discounts	(849,530)		(641,375)
Less : Allowance for doubtful accounts	(122,899)		(98,314)

Net	$9,314,379		$6,958,394

e.	Financial activities
The Company did not conduct any financial activities with related parties during the nine-month period ended September 30, 2006.

Other receivables-related parties

	For the nine-month period ended September 30, 2005
	Maximum balance		Ending balance	Interest rate	Interest revenue
	Amount	Month
UMCI	$5,137,760	2005.03	$-	2.74%-3.05%	$7,669

f.	Significant asset transactions
The Company did not undertake any significant asset transactions with related parties during the third quarter ended September 30, 2006.

	For the nine-month period ended September 30, 2005
	Item	Amount
FORTUNE	Purchase of APTOS CORP. (TAIWAN) stock	$140,231
FORTUNE	Purchase of EPITECH TECHNOLOGY CORP. stock	185,840
HSUN CHIEH	Purchase of EPITECH TECHNOLOGY CORP. stock	97,658
UNITRUTH	Purchase of EPITECH TECHNOLOGY CORP. stock	16,495

Total		$440,224

g.	Notes provided for endorsements and guarantees
As of September 30, 2006 the amount of notes provided as endorsement and guarantee by the Company for its subsidiary, UMCJ, amounted NT$1,909 million.

h.	Other transactions

The Company has made several other transactions, including service charges, development expenses of intellectual property, and commission, totaling NT$11 million and NT$575 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

The Company has purchased approximately NT$104 million and NT$323 million of masks from TOPPAN during the nine-month periods ended September 30, 2006 and 2005, respectively.

6.	ASSETS PLEDGED AS COLLATERAL

As of September 30, 2006

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$520,846	Customs	Customs duty

(Time deposit)			guarantee

As of September 30, 2005

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$520,730	Customs	Customs duty

(Time deposit)			guarantee

7.	COMMITMENTS AND CONTINGENT LIABILITIES
(1)

The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$18 billion. Royalties and development fees for future years are NT$6.8 billion.

(2)

The Company signed several construction contracts for the expansion of its factory space. As of September 30, 2006, these construction contracts have amounted to approximately NT$2.7 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$2.1 billion.

(3)

OAK Technology, Inc. (OAK) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by OAK against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers (the first OAK ITC case). On October 27, 1997, OAK filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. In connection with its breach of contract and other claims, OAK seeks damages in excess of US$750 million. The Company denied the material allegations of the complaint, and asserted counterclaims against OAK for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant OAK patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld findings by the ITC that there had been no patent infringement and no unfair trade practice arising out of a second ITC case filed by OAK against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by OAK, the Company’s declaratory judgment patent counterclaims were dismissed from the district court case. In November 2002, the Company filed motions for summary judgment on each of OAK Technology’s claims against the Company. In that same period, OAK Technology filed motions seeking summary judgment on the Company’s claims for fraudulent concealment and intentional interference with economic advantage, and on various defenses asserted by the Company. In May 2005, the Court issued the following orders: (i) granting the Company’s motion for summary judgment on OAK Technology’s claim for breach of the settlement agreement; (ii) granting in part and denying in part the Company’s motion for summary judgment on OAK Technology’s claim for breach of the implied covenant of good faith and fair dealing; (iii) denying a motion by the Company for summary judgment on OAK Technology’s fraud claim based on alleged patent invalidity; (iv) granting OAK Technology’s motion for summary judgment on the Company’s fraudulent concealment claims; and (v) granting a motion by OAK Technology for summary judgment on certain of the Company’s defenses. On February 9, 2006, the parties entered a settlement agreement in which the Company, OAK and Zoran (the successor to OAK) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential and, except for the obligation to keep the terms confidential, impose no obligation on the Company.

(4)

The Company entered into several operating lease contracts for land. These operating leases expire in various years through to 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2006 (4th quarter)	$48,555
2007	178,658
2008	175,461
2009	175,805
2010	176,162
2011 and thereafter	1,747,881

Total	$2,502,522

(5)

The Company entered into several wafer-processing contracts with its principal customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(6)

The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts oblige the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(7)

On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning there was a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by the Company and no written agreement was made and executed. Upon the Company’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

Immediately after the Company had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law the Company shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of the Company. The holding company of Hejian offered 105,500 thousand shares of its outstanding common shares in return for the Company’s assistance. The holding company of Hejian has put all such shares in escrow. The Company was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, the Company may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the R.O.C. laws and regulations allow the Company to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, the Company’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (R.O.C. FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the R.O.C. FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was rejected by the Execution Yuan, R.O.C. on February 21, 2006 and the R.O.C. FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the R.O.C. FSC with Taipei High Administrative Court on April 14, 2006. As of September 30, 2006, the result of such reconsideration and administrative action has not been finalized.

For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, where indicted on charges of breaking the Business Accounting Law and giving rise to breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of public prosecution; for this reason, at the time of public prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. In the future, if a guilty judgment is pronounced by the court, the consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns; the Company would not be subject to indictment regarding to such case.

On February 15, 2006, the Company was fined in the amount of NT$5 million on the grounds of unauthorized investment activities in Mainland China, implicating the violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. This case is pending for the Executive Yuan’s decision.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

None.

10.	OTHERS
(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, comprise of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payables, which arise directly from its operations.

The Company also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose is to avoid the interest rate risk and foreign currency exchange risk arising from the Company’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company utilizes interest rate swap agreements to avoid its cash flow interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The Company buys or sells the same amount of foreign currency with hedged items through forward contracts. In principal, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments

a.	Fair value of financial instruments

	As of September 30,
	2006		2005
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Cash and cash equivalents	$83,003,846	$83,003,846	$71,791,902	$71,791,902
Financial assets at fair value through profit or loss, current	8,688,759	8,688,759	2,119,420	2,032,107
Available-for-sale financial assets, current	-	-	1,004,878	1,337,617
Held-to-maturity financial assets, current	978,240	978,240	66,220	66,220
Notes and accounts receivable	15,029,116	15,029,116	14,036,728	14,036,728
Available-for-sale financial assets, noncurrent	34,015,176	34,015,176	5,501,855	24,549,615
Held-to-maturity financial assets, noncurrent	-	-	986,176	986,176
Financial assets measured at cost, noncurrent	2,265,728	2,265,728	2,298,870	2,298,870
Long-term investments accounted for under the equity method	37,719,756	43,151,556	37,245,154	59,909,416
Deposits-out	542,121	542,121	579,823	579,823

Financial Liabilities
Non-derivative
Short-term loans	$-	$-	$830,250	$830,250
Payables	21,414,910	21,414,910	14,744,802	14,744,802
Capacity deposits (current portion)	912,309	912,309	679,150	679,150
Bonds payable (current portion included)	40,959,246	41,439,620	33,750,927	33,782,764
Derivative
Interest rate swaps	610,545	610,545	53,346	684,349
Derivatives embedded in exchangeable bonds	576,550	576,550	-	-
Forward contracts	-	-	28,983	28,983

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows :

i.

The book value of short-term financial instruments approximates to the fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is based on the quoted market price.

iii.

The fair value of held-to-maturity financial assets is based on quoted the market price. If the market price is unavailable, the Company estimates the fair value based on the book value as the held-to-maturity financial assets consist principally of credit-linked deposits agreements with maturity dates of less than two years, as well as bonds that can be easily liquidated in the secondary market.

iv.	The fair value of deposits-out is based on the book value since the deposit periods are principally within one year and renewed upon maturity.

v.	The fair value of bonds payable is determined by the market price.

vi.

The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.

The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2006.9.30	2005.9.30	2006.9.30	2005.9.30
Financial assets
Financial assets at fair value through profit or loss, current	$8,688,759	$2,032,107	$-	$-
Available-for-sale financial asset, current	-	1,337,617	-	-
Available-for-sale financial assets, noncurrent	34,015,176	24,549,615	-	-
Long-term investments accounted for under the equity method	43,151,556	59,909,416	-	-

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2006.9.30	2005.9.30	2006.9.30	2005.9.30
Financial liabilities
Bonds payable (current portion included)	$41,439,620	$33,782,764	$-	$-

Derivative Financial Instruments
Financial liabilities
Interest rate swaps	-	-	610,545	684,349
Derivatives embedded in exchangeable bonds	-	-	576,550	-

d.	The Company recognized a gain in NT$105 million arising from the changes in fair value of financial liabilities at fair value through profit or loss for the nine-month period ended September 30, 2006.

e.	The Company’s financial liability with cash flow interest rate risk exposure as of September 30, 2006 amounted to NT$611 million.

f.

During the nine-month period ended September 30, 2006, total interest revenue and interest expense for financial assets or liabilities that are not at fair value through profit or loss were NT$1,092 million and NT$643 million, while interest revenue and expense for the nine-month period ended September 30, 2005 each amounted to NT$535 million and NT$654 million.

(4)	The Company and its subsidiary, UMC JAPAN, held credit-linked deposits and repackage bonds for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of September 30, 2006

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

As of September 30, 2005

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
CHI FENG BLINDS INDUSTRY CO., LTD. European Convertible Bonds	USD	2 million	2005.12.19
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC JAPAN, may receive nil or less than full amount of these investments. The Company and its subsidiary, UMC JAPAN, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within one year, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(5)

The Company and its subsidiary, UMC JAPAN, entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.

The Company utilized interest rate swap agreements to hedge its interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of September 30, 2006 and 2005, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC JAPAN, are summarized as follows:

As of September 30, 2006

The Company did not hold any forward contracts as of September 30, 2006.

UMC JAPAN

Type	Notional Amount	Contract Period

Forward contracts	Sell USD 3 million	August 28, 2006 to October 31, 2006

As of September 30, 2005

The Company

Type	Notional Amount	Contract Period

Forward contracts	Sell USD 117 million	September 6, 2005 to October 24, 2005

Forward contracts	Buy JPY 340 million	September 27, 2005 to October 7, 2005

Forward contracts	Buy EUR 3 million	September 27, 2005 to October 7, 2005

UMC JAPAN

Type	Notional Amount	Contract Period

Forward contracts	Sell USD 1.5 million	September 20, 2005 to October 31, 2005

Forward contracts	Sell USD 1.1 million	September 21, 2005 to October 31, 2005

Forward contracts	Sell USD 1.5 million	September 26, 2005 to November 30, 2005

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

The Company

As of September 30, 2006 and 2005, the interest rate swap agreements were classified as current liabilities amounting NT$611 million and NT$53 million, respectively.

As of September 30, 2005, the balance of current liabilities arising from forward contracts was NT$29 million and related exchange loss of NT$377 million for the nine-month period ended September 30, 2005 was recorded under non-operating expenses.

UMC JAPAN

As of September 30, 2006 and 2005, the balance of current liabilities and assets arising from forward contracts were JPY$5 and JPY$6 million, respectively and related exchange gain of JPY$22 million and JPY$44 million were recorded under non-operating revenue for the nine-month periods ended September 30, 2006 and 2005, respectively.

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the nine-month period ended September 30, 2005 : Please refer to Attachment 1.

b.	Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2006 : Please refer to Attachment 2.

c.	Securities held as of September 30, 2006 : Please refer to Attachment 3.

d.

Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2006 : Please refer to Attachment 4.

e.

Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2006 : Please refer to Attachment 5.

f.

Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2006 : Please refer to Attachment 6.

g.

Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2006 : Please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of September 30, 2006 : Please refer to Attachment 8.

i.	Names, locations and related information of investees as of September 30, 2006 : Please refer to Attachment 9.

j.	Financial instruments and derivative transactions: please refer to Note 10.

(2)	Investment in Mainland China

None.

ATTACHMENT 1 (Financing provided to others for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

											Collateral
No. (Note 1)	Lender	Counter- party	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount

1	UMC GROUP (USA)	Former Employees	Receivable from employees	USD 691	USD 691	7%	Note 2	-	Employee loan	-	Securities	Lower	N/A	N/A

Note 1: The Company and its subsidiaries are coded as follows:

1. The Company is coded “0”.

2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2 : Need for short-term financing.

ATTACHMENT 2 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No. (Note 1)	Endorsor/Guarantor	Receiving party	Relationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
0	UMC	UMC JAPAN	2	$7,667,103	JPY 10,400,000	$1,909,154	$-	0.69%	$76,341,239

Note 1: The Company and its subsidiaries are coded as follows:

1. The Company is coded “0”.

2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2: According to the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” issued by the R.O.C.

             Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. An investee company that has a business relationship with UMC.

2. A subsidary in which UMC holds directly over 50% of equity interest.

3. An investee in which UMC and its subsidaries hold over 50% of equity interest.

4. An investee in which UMC holds directly and indirectly over 50% of equity interest.

5. An investee that has provided guarantees to UMC, and vice versa, due to contractual requirements.

6. An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/

    guarantee in proportion to its shareholding percentage.

Note 3: Limit of guarantee/endorsement amount for receiving party shall not exceed the lower of receiving party’s capital stock or

             10% of UMC’s capital stock.

Note 4: Limit of total guarantee/endorsement amount equals 40% of UMC’s capital stock as of September 30, 2006.

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EDOM TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, current	60	$196,951	-	$196,951	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, current	380	46,721	-	46,721	None
Convertible bonds	HOTA INDUSTRIAL MFG. CO., LTD.	-	Financial assets at fair value through profit or loss, current	400	47,540	-	47,540	None
Convertible bonds	FIRICH ENTERPRISES CO., LTD	-	Financial assets at fair value through profit or loss, current	340	42,500	-	42,500	None
Convertible bonds	TATUNG CO.	-	Financial assets at fair value through profit or loss, current	582	66,872	-	66,872	None
Stock	YANG MING MARINE TRANSPORT CORP.	-	Financial assets at fair value through profit or loss, current	3,254	55,320	-	55,320	None
Stock	L&K ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, current	1,683	70,777	-	70,777	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	214,863	-	214,863	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	-	Financial assets at fair value through profit or loss, current	23,538	323,650	-	323,650	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, current	526,750	6,847,750	-	6,847,750	None
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	-	Financial assets at fair value through profit or loss, current	11,545	455,434	-	455,434	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	16,270	265,198	-	265,198	None
Fund	FGIT ASIA PACIFIC GROWTH FUND	-	Financial assets at fair value through profit or loss, current	500	4,830	-	4,830	None
Fund	SINOPAC GLOBAL FIXED INCOME PORTFOLIO FUND	-	Financial assets at fair value through profit or loss, current	5,000	50,353	-	50,353	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	910,626	100.00	910,626	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	287,065	100.00	279,451	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	74,000	2,181,505	100.00	2,181,505	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	1,000	10,442	100.00	10,442	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	$91	100.00	$91	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	600,000	6,334,183	100.00	6,334,183	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	8,014,345	99.99	8,590,758	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	60,701	219,537	86.72	219,537	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	6,090,751	50.09	4,838,250	None
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	280,145	49.99	280,145	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	836,129	42.00	836,129	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	4,144,049	36.49	3,993,619	None
Stock	THINTEK OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	8,345	4,152	27.82	4,152	None
Stock	HOLTEK SEMICONDUCTOR INC.	Investee company	Long-term investments accounted for under the equity method	51,939	819,670	24.48	2,965,739	None
Stock	ITE TECH. INC.	Investee company	Long-term investments accounted for under the equity method	24,229	333,566	22.00	707,497	None
Stock	UNIMICRON TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	202,367	4,556,547	20.09	8,276,791	None
Stock	HIGHLINK TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	28,500	244,776	18.99	244,776	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	8,758	61,576	16.50	61,576	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	16,200	58,092	11.86	83,780	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	-	2,332,509	45.00	2,332,509	None
Stock	PIXTECH, INC.	-	Available-for-sale financial assets, noncurrent	9,883	653	17.63	653	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	55,611	2,880,673	17.50	2,880,673	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	18,460	$130,144	16.60	$130,144	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	228,956	3,377,099	16.09	3,377,099	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	60,073	9,401,364	11.55	9,401,364	None
Stock	EPITECH TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	37,221	1,243,195	10.12	1,243,195	None
Stock	SPRINGSOFT, INC.	-	Available-for-sale financial assets, noncurrent	9,467	397,594	4.78	397,594	None
Stock	C-COM CORP.	-	Available-for-sale financial assets, noncurrent	3,083	11,869	4.40	11,869	None
Stock	CHIPBOND TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	12,330	424,143	4.29	424,143	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	35,008	857,694	3.21	857,694	None
Stock	MEDIATEK INC.	-	Available-for-sale financial assets, noncurrent	28,753	9,028,599	2.97	9,028,599	None
Stock	BILLIONTON SYSTEMS INC.	-	Available-for-sale financial assets, noncurrent	2,008	18,450	2.67	18,450	None
Stock	RECHI PRECISION CO., LTD.	-	Available-for-sale financial assets, noncurrent	8,545	126,039	2.50	126,039	None
Stock	AU OPTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	78,266	3,666,753	1.28	3,666,753	None
Fund	MEGA FINANCIAL HOLDING COMPANY	-	Available-for-sale financial assets, noncurrent	95,577	2,241,276	0.86	2,241,276	None
Stock	PREMIER IMAGE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	3,602	209,631	0.59	209,631	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets measured at cost, noncurrent	13,185	146,250	7.80	Note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	-	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	11,520	172,800	4.80	Note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	-	Financial assets measured at cost, noncurrent	-	338,322	-	N/A	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	-	Financial assets measured at cost, noncurrent	-	$169,160	-	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Financial assets measured at cost, noncurrent	30,000	300,000	-	N/A	None

FORTUNE VENTURE CAPITAL CORP.
				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	70,000	$649,527	100.00	$649,527	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	3,920	35,540	49.00	35,540	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,187	42,463	44.29	37,814	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	11,285	47,847	43.40	38,464	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	800	10,168	40.00	10,168	None
Stock	AEVOE INC.	Investee company	Long-term investments accounted for under the equity method	1,500	4,832	39.47	4,832	None
Stock	STAR SEMICONDUCTOR CORP.	Investee company	Long-term investments accounted for under the equity method	10,212	29,830	36.58	24,352	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	87,241	30.00	36,229	None
Stock	USBEST TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	4,446	54,129	26.15	51,980	None
Stock	TERA XTAL TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	5,200	85,504	26.00	51,670	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	4,493	38,402	25.15	38,402	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	46,522	23.57	44,957	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	6,414	$43,135	22.78	$29,402	None
Stock	DAVICOM SEMICONDUCTOR, INC.	Investee company	Long-term investments accounted for under the equity method	13,798	155,488	21.95	155,488	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	3,500	38,072	21.21	30,636	None
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	5,000	22,390	20.84	22,390	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	5,457	28,580	19.66	25,466	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	4,525	53,080	18.10	43,848	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	23,405	121,920	17.09	120,637	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	2,594	13,154	13.89	5,726	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	6,281	37,332	11.84	44,158	None
Stock	HIGHLINK TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	55	792	0.04	472	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	KUN YUAN TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	6,650	66,500	19.00	Note	None
Stock	CION TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,268	21,600	17.05	Note	None
Stock	HITOP COMMUNICATIONS CORP.	-	Financial assets measured at cost, noncurrent	4,340	60,848	16.07	Note	None
Stock	LIGHTUNING TECH. INC.	-	Financial assets measured at cost, noncurrent	2,660	16,663	14.94	Note	None
Stock	MENG JHIH TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	4,230	46,953	13.22	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	3,487	11,891	12.02	Note	None
Stock	YAYA TECH CO., LTD.	-	Financial assets measured at cost, noncurrent	1,080	36,180	10.80	Note	None

ATTACHMENT	3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	5,040	$49,280	10.67	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,060	10,421	10.60	Note	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	11,434	113,017	10.36	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	4,284	27,160	10.06	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	8,529	85,291	9.61	Note	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,660	47,880	9.50	Note	None
Stock	ANDES TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	5,000	62,500	7.94	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	4,198	37,156	7.92	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	1,700	17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	-	Financial assets measured at cost, noncurrent	2,000	13,600	6.28	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	1,500	15,000	6.00	Note	None
Stock	SIMPAL ELECTRONICS CO., LTD.	-	Financial assets measured at cost, noncurrent	6,009	70,179	5.67	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	1,742	16,444	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	1,750	32,000	5.00	Note	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE	VENTURE CAPITAL CORP.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	MEMOCOM CORP.	-	Financial assets measured at cost, noncurrent	2,450	$16,391	4.90	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,045	14,165	4.86	Note	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	1,300	22,178	4.85	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	-	Financial assets measured at cost, noncurrent	1,975	12,425	4.84	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	-	Financial assets measured at cost, noncurrent	3,930	26,742	4.65	Note	None
Stock	PROSYS TECHNOLOGY INTEGRATION, INC.	-	Financial assets measured at cost, noncurrent	409	4,224	4.08	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	1,504	24,931	4.00	Note	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	900	4,095	3.98	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	9,317	102,459	3.88	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	7,614	76,142	3.81	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	39,051	3.45	N/A	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	1,480	22,200	3.16	Note	None
Stock	CHIPSENCE CORP.	-	Financial assets measured at cost, noncurrent	1,750	11,325	2.93	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,000	47,450	2.50	Note	None
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,290	24,419	1.84	Note	None
Stock	TAIMIDE TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,500	16,095	1.83	Note	None
Stock	RALINK TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,391	15,590	1.70	Note	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	CRYSTAL INTERNET VENTURE FUND II	-	Financial assets measured at cost, noncurrent	-	$38,855	0.99	N/A	None
Stock	ARCADIA DESIGN SYSTEMS (TAIWAN), INC.	-	Financial assets measured at cost, noncurrent	162	1,620	0.83	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	1,000	45,000	0.62	Note	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	5,133	59,317	-	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	-	Financial assets measured at cost, noncurrent	1,500	46,313	-	N/A	None
Stock	PIXART IMAGING INC.	-	Available-for-sale financial assets, noncurrent	13,274	3,298,587	12.89	3,298,587	None
Stock	UNITED ORTHOPEDIC CORP.	-	Available-for-sale financial assets, noncurrent	2,000	21,600	5.89	21,600	None
Stock	EPITECH TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	13,128	438,478	3.57	438,478	None
Stock	AVERLOGIC TECHNOLOGIES CORP.	-	Available-for-sale financial assets, noncurrent	1,051	12,617	3.41	12,617	None
Stock	AIMTRON TECHNOLOGY, INC.	-	Available-for-sale financial assets, noncurrent	1,384	50,446	3.18	50,446	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	959	52,850	1.27	52,850	None
Stock	CHIPBOND TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,190	75,345	0.74	75,345	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	22,070	409,395	0.12	409,395	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	178	16,180	0.12	16,180	None
Stock	ATHEROS COMMUNICATION INC.	-	Available-for-sale financial assets, noncurrent	8	4,781	0.02	4,781	None
Convertible bonds	ALPHA NETWORKS INC.	-	Financial assets at fair value through profit or loss, noncurrent	300	32,640	-	32,640	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	258	31,721	-	31,721	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,084	$106,266	18.46	$35,212	None
Stock	HIGHLINK TECHNOLOGY CORP.	Investee of UMC and TLC	Long-term investments accounted for under the equity method	17,460	146,526	11.63	149,953	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	10,000	100,000	10.10	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	3,800	171,000	2.67	Note	None
Stock	SERCOMM CORP.	-	Available-for-sale financial assets, noncurrent	8,792	200,006	6.36	200,006	None
Stock	RECHI PRECISION CO., LTD.	-	Available-for-sale financial assets, noncurrent	20,163	297,411	5.89	297,411	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,432	189,113	4.55	189,113	None
Stock	HORIZON SECURITIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,858	99,294	3.92	99,294	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	5,220	474,498	3.48	474,498	None
Stock	ELITE MATERIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	6,874	114,108	3.35	114,108	None
Stock	POWER QUOTIENT INTERNATIONAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	6,383	120,320	3.27	120,320	None
Stock	EPITECH TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	10,413	347,794	2.83	347,794	None
Stock	TATUNG CO.	-	Available-for-sale financial assets, noncurrent	39,252	461,211	0.93	461,211	None
Stock	CORETRONIC CORP.	-	Available-for-sale financial assets, noncurrent	5,371	216,994	0.80	216,994	None
Stock	HUNG SHENG CONSTRUCTION LTD.	-	Available-for-sale financial assets, noncurrent	3,300	74,250	0.59	74,250	None
Stock	GLOBE UNION INDUSTRIAL CORP.	-	Available-for-sale financial assets, noncurrent	1,377	42,067	0.58	42,067	None
Stock	A-DATA TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	732	83,388	0.53	83,388	None
Stock	SANYANG INDUSTRY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,070	69,190	0.51	69,190	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	KINSUS INTERCONNECT TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,466	$142,965	0.38	$142,965	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	19,500	253,500	0.32	253,500	None
Stock	GOLDSUN DEVELOPMENT & CONSTRUCTION CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,060	40,698	0.26	40,698	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	-	Available-for-sale financial assets, noncurrent	23,596	324,442	0.21	324,442	None
Stock	SHIHLIN ELECTRIC & ENGINEERING CORP.	-	Available-for-sale financial assets, noncurrent	950	30,162	0.18	30,162	None
Stock	GLORIA MATERIAL TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	418	15,842	0.14	15,842	None
Stock	PRINCE HOUSING & DEVELOPMENT CORP.	-	Available-for-sale financial assets, noncurrent	580	10,904	0.07	10,904	None
Convertible bonds	EPITECH TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	308,500	-	308,500	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	380	46,721	-	46,721	None
Convertible bonds	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	110	11,682	-	11,682	None

UNITRUTH INVESTMENT CORP.
				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	$29,081	10.00	$12,076	None
Stock	TERA XTAL TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,800	19,905	9.00	17,886	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	1,587	13,564	8.88	13,564	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	14,141	7.88	11,379	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,386	3,060	7.42	3,060	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	2,570	$19,641	6.70	$12,773	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,585	8,621	6.10	5,402	None
Stock	USBEST TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,000	11,691	5.88	11,691	None
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	1,250	5,597	5.21	5,597	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,225	14,370	4.90	11,871	None
Stock	STAR SEMICONDUCTOR CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	3,100	4.66	3,100	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,250	5,834	4.50	5,834	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	3,712	4.35	3,712	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	1,000	4,584	3.55	4,584	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	1,760	12,373	3.32	12,373	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	930	7,920	9.30	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	6,374	63,739	7.18	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,748	25,850	6.03	Note	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	5,637	62,427	5.11	Note	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	1,750	32,000	5.00	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None
Stock	YAYATECH CO., LTD.	-	Financial assets measured at cost, noncurrent	490	16,415	4.90	Note	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	1,300	14,755	4.85	Note	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,340	$8,844	4.79	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,518	31,218	4.75	Note	None
Stock	LIGHTUNING TECH. INC.	-	Financial assets measured at cost, noncurrent	840	5,262	4.72	Note	None
Stock	MENG JHIH TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,470	16,317	4.59	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	-	Financial assets measured at cost, noncurrent	1,800	11,322	4.41	Note	None
Stock	MEMOCOM CORP.	-	Financial assets measured at cost, noncurrent	2,005	13,416	4.01	Note	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	900	4,095	3.98	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	1,361	17,747	3.62	Note	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	740	11,100	2.98	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	-	Financial assets measured at cost, noncurrent	1,801	12,256	2.13	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	500	5,000	2.00	Note	None
Stock	RALINK TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,300	14,570	1.58	Note	None
Stock	CHIPSENCE CORP.	-	Financial assets measured at cost, noncurrent	910	5,889	1.52	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	200	9,000	0.12	Note	None
Stock	UNITED ORTHOPEDIC CORP.	-	Available-for-sale financial assets, noncurrent	1,500	16,200	4.42	16,200	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	380	46,721	-	46,721	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD 319	100.00	USD 319	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD 1,460	100.00	USD 1,460	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD 4,169	35.45	USD 4,169	None
Stock	PARADE TECHNOLOGIES, LTD.	Investee company	Long-term investments accounted for under the equity method	3,125	USD 2,213	23.30	USD 1,310	None
Stock	PATENTOP, LTD.	-	Financial assets measured at cost, noncurrent	720	USD 38	18.00	Note	None
Stock-Preferred stock	MAXXAN SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	2,537	USD 1,281	-	N/A	None
Stock-Preferred stock	AICENT, INC.	-	Financial assets measured at cost, noncurrent	2,000	USD 1,000	-	N/A	None
Stock-Preferred stock	SPREADTRUM COMMUNICATIONS, INC.	-	Financial assets measured at cost, noncurrent	1,649	USD 1,436	-	N/A	None
Stock-Preferred stock	SILICON 7, INC.	-	Financial assets measured at cost, noncurrent	1,678	USD 6,000	-	N/A	None
Stock-Preferred stock	MAGNACHIP SEMICONDUCTOR LLC	-	Financial assets measured at cost, noncurrent	31	USD 1,094	-	N/A	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	1,571	USD 1,000	-	N/A	None
Stock-Preferred stock	INTELLON CORP.	-	Financial assets measured at cost, noncurrent	4,576	USD 3,500	-	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	10,066	USD 4,053	-	N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750	USD 500	-	N/A	None
Stock-Preferred stock	MAXLINEAR, INC.	-	Financial assets measured at cost, noncurrent	1,474	USD 2,580	-	N/A	None
Stock-Preferred stock	SMART VANGUARD LTD.	-	Financial assets measured at cost, noncurrent	5,750	USD 6,500	-	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	153	USD 1,596	-	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	1,471	USD 1,500	-	N/A	None

ATTACHMENT 3 (Securities held as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	DIBCOM, INC.	-	Financial assets measured at cost, noncurrent	10	USD 1,186	-	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770	USD 4,820	-	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	-	Financial assets measured at cost, noncurrent	1,500	USD 3,375	-	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	550	USD 242	-	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	-	Financial assets measured at cost, noncurrent	3,125	USD 4,000	-	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	-	Financial assets measured at cost, noncurrent	2,850	USD 2,850	-	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	-	Financial assets measured at cost, noncurrent	477	USD 3,000	-	N/A	None
Stock-Preferred stock	REALLUSION HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,800	USD 555	-	N/A	None
Fund	TAIWAN ASIA PACIFIC VENTURE FUND	-	Financial assets measured at cost, noncurrent	66	USD 159	-	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	1,000	USD 712	-	N/A	None

UNITED MICRODISPLAY OPTRONICS CORP.
				September 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	THINTEK OPTRONICS CORP.	Investee of UMC and UMO	Long-term investments accounted for under the equity method	9,999	$4,975	33.33	$4,975	None

Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of September 30, 2006.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Convertible bonds	KING YUAN ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	KING YUAN ELECTRONICS CO., LTD.	-	800	$340,912	-	$-	800	$309,884 (Note 4)	$271,600	$38,284	-	$-
Convertible bonds	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	SILICONWARE PRECISION INDUSTRIES CO., LTD.	-	8,000	310,099	-	-	8,000	291,714 (Note 4)	270,120	21,594	-	-
Convertible bonds	ACTION ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	ACTION ELECTRONICS CO., LTD.	-	10,000	402,375	-	-	10,000	434,127 (Note 4)	322,200	111,927	-	-
Convertible bonds	QUANTA STORAGE INC.	Financial assets at fair value through profit or loss, current	QUANTA STORAGE INC.	-	4,500	144,191	-	-	4,500	144,342 (Note 5)	152,778	(8,436)	-	-
Convertible bonds	TATUNG CO.	Financial assets at fair value through profit or loss, current	Open market	-	-	-	982	111,540	400	53,769	45,434	8,335	582	66,872
Stock	SAMSON HOLDING LTD.	Financial assets at fair value through profit or loss, current	Open market	-	37,872	565,344	-	-	37,872	581,041	456,571	124,470	-	-
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	SILICONWARE PRECISION INDUSTRIES CO., LTD.	-	3,700	170,385	6,832	291,714 (Note 4)	-	-	-	-	11,545 (Note 6)	455,434
Stock	ACTION ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	ACTION ELECTRONICS CO., LTD.	-	-	-	14,791	434,127 (Note 4)	-	-	-	-	16,270 (Note 7)	265,198
Stock	PROMOS TECHNOLOGIES INC.	Financial assets at fair value through profit or loss, current	Open market	-	-	-	526,750	6,831,114	-	-	-	-	526,750	6,847,750
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	Financial assets at fair value through profit or loss, current	Open market	-	-	-	23,200	298,433	-	-	-	-	23,538 (Note 8)	323,650
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	-	53,916	20,865,597	-	-	28,633	9,717,337	316,038	9,380,534 (Note 9)	28,753 (Note 10)	9,028,599

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	KING YUAN ELECTRONICS CO., LTD.	Available-for-sale financial assets, noncurrent	KING YUAN ELECTRONICS CO., LTD.	-	23,040	$828,272	9,653	$309,884 (Note 4)	-	$-	$-	$-	35,008 (Note 11)	$857,694
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	-	23,729	716,630	13,492	296,823	-	-	-	-	37,221	1,243,195
Stock	RECHI PRECISION CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	12,412	331,400	-	-	5,885	111,890	100,159	11,731	8,545 (Note 12)	126,039
Stock - Preferred stock	CHINATRUST FINANCIAL HOLDING COMPANY	Available-for-sale financial assets, noncurrent	CHINATRUST FINANCIAL HOLDING COMPANY	-	4,810	206,830	-	-	4,810	192,400	207,482	(15,082)	-	-
Stock - Preferred stock	TAIWAN CEMENT CORP.	Available-for-sale financial assets, noncurrent	TAIWAN CEMENT CORP.	-	44,530	1,202,310	-	-	44,530	1,113,250	1,201,794	(88,544)	-	-
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Long-term investments accounted for under the equity method	HSIEH YONG CAPITAL CO., LTD.	-	92,124	(3,169,837) (Note 13)	-	-	58,500	6,521,580	5,865,917	13,152,475 (Note 14)	33,624	4,144,049
Stock	TOPPAN PHOTOMASKS TAIWAN LTD.	Long-term investments accounted for under the equity method	TAIWAN TOPPAN PHOTOMASKS GLOBAL INVESTMENT CO., LTD.	-	106,621	1,063,671	-	-	106,621	1,279,449	1,053,204	197,633 (Note 15)	-	-
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	-	-	-	28,500	285,000	-	-	-	-	28,500	244,776 (Note 16)
Stock	UMC JAPAN	Long-term investments accounted for under the equity method	Open market	-	484	6,341,144	12	132,462	-	-	-	-	496	6,090,751 (Note 17)

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	TLC CAPITAL CO., LTD.	Long-term investments accounted for under the equity method	Proceeds from new issues	-	300,000	$2,991,258	300,000	$3,000,000	-	$ -	$ -	$ -	600,000	$6,334,183 (Note 18)
Fund	MEGA MISSION LIMITED PARTNERSHIP	Long-term investments accounted for under the equity method	Proceeds from new issues	-	-	-	- (Note 19)	2,222,100	-	-	-	-	- (Note 19)	2,332,509 (Note 19)

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost .
Note 3:	Gain/Loss from disposal includes realized exchange gain/loss to which the R.O.C. SFAS No. 34, “Accounting for Financial Instruments”, is applied.
Note 4:	Exercise of conversion rights of the Company’s convertible bond classified as “Financial asset at fair value through profit or loss” on the balance sheet.
Note 5:	Exercise of call back rights of the Company’s convertible bond classified as “Financial asset at fair value through profit or loss” on the balance sheet.
Note 6:	The ending balance includes stock dividend of 1,013 thousand shares.
Note 7:	The ending balance includes stock dividend of 1,479 thousand shares.
Note 8:	The ending balance includes stock dividend of 338 thousand shares.
Note 9:	The gain/loss on disposal of investment includes adjustments to long-term investment capital reserve of NT$(20,765) thousand.
Note 10:	The ending balance includes stock dividend of 3,470 thousand shares.
Note 11:	The ending balance includes stock dividend of 2,315 thousand shares.
Note 12:	The ending balance includes stock dividend of 2,018 thousand shares.
Note 13:

The ending balance of NT$(3,169,837) thousand is computed by deducting the Company’s stock held by Hsun Chieh (therefore accounted for as treasury stock) of NT$20,137,403 thousand from the Company’s long-term investment beginning balance in Hsun Chieh of NT$16,967,566 thousand.

Note 14:

The gain/loss on disposal includes long-term investment capital reserve adjustments of NT$14,149,221 thousand, cumulative translation adjustments of NT$(8,157) thousand, unrealized loss of available for sale NT$(1,644,252) thousand.

Note 15:	The gain/loss on disposal includes long-term investment capital reserve adjustments of NT$(28,612) thousand.
Note 16:	The ending balance includes impairment loss of NT$(7,774) thousand and long-term investment loss of NT$(32,450) thousand.
Note 17:

The ending balance includes long-term investment loss of NT$(404,768) thousand, long-term investment capital reserve adjustment of NT$1 thousand and cummulative translation adjustments of NT$21,912 thousand.

Note 18:

The ending balance includes long-term investment loss of NT$150,178 thousand, long-term investment capital reserve adjustment of NT$2,466 thousand and unrealized gain on financial assets of NT$190,281 thousand.

Note 19:	No shares since it belongs to partnership fund organization. The ending balance includes long-term investment loss of NT$102,310 thousand and cummulative translation adjustments of NT$8,099 thousand.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	ULI ELECTRONICS INC.	Long-term investments accounted for under the equity method	NVIDIA BVI HOLDINGS LTD.	-	12,655	$252,307	-	$-	12,655	$240,451	$252,307	$(11,607) (Note2)	-	$-
Stock	UNITRUTH INVESTMENT CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	Subsidiary	40,000	366,683	30,000	300,000	-	-	-	-	70,000	649,527 (Note3)
Stock	TRIDENT MICROSYSTEMS, INC	Available-for-sale financial assets, noncurrent	Open market	-	255	150,565	-	-	255	218,469	71,775	146,694	-	-
Stock	SIRF TECHNOLOGY HOLDINGS, INC.	Available-for-sale financial assets, noncurrent	Open market	-	181	176,419	-	-	181	185,353	24,652	160,701	-	-
Stock	SIMPLO TCHNOLOGY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	-	-	1,518	128,913	1,340	127,011	113,977	13,034	178	16,180
Stock	RECHI PRECISION CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	5,000	133,500	461	-	5,461	111,552	93,633	17,919	-	-
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	-	4,361	131,705	8,767	257,000	-	-	-	-	13,128	438,478
Stock - Preferred stock	INTEGRANT TECHNOLOGIES, INC.	Financial assets measured at cost, noncurrent	ANALOG DEVICES HOLDINGS B.V.	-	120	34,413	120 (Note4)	-	240	232,190	34,413	197,777	-	-

Note 1:	The amounts of beginning and ending balances of available-for-sale financial assets are recorded at the prevailing market prices.
Note 2:	The loss on disposal of investment includes cumulative translation adjustments of NT$249 thousand.
Note 3:

The ending balance includes long-term investment loss of NT$(34,440) thousand, capital reserve adjustments of NT$18,106 thousand due to disproportionate changes in shareholding, cumulative translation adjustments of NT$(1) thousand, retained earning adjustments of NT$246 thousand and unrealized loss of available-for-sale financial assets of NT$(1,067) thousand.

Note 4:	2 for 1 Stock splits.

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	SERCOMM CORP.	Available-for -sale financial assets, noncurrent	Open market	-	2,867	$75,499	5,077	$126,954	-	$-	$-	$-	8,792 (Note2)	$200,006
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	Available-for - sale financial assets, noncurrent	Open market	-	-	-	23,025	292,259	-	-	-	-	23,596 (Note3)	324,442
Stock	PROMOS TECHNOLOGIES INC.	Available-for- sale financial assets, noncurrent	Open market	-	-	-	19,500	238,307	-	-	-	-	19,500	253,500
Stock	SIMPLO TECHNOLOGY CO., LTD.	Available-for- sale financial assets, noncurrent	Open market/ Private	-	-	-	5,520	330,234	300	30,403	25,617	4,786	5,220	474,498
Stock	TATUNG CO.	Available-for- sale financial assets, noncurrent	Open market	-	-	-	47,372	583,045	8,120	107,136	99,939	7,197	39,252	461,211
Stock	EPITECH TECHNOLOGY CORP.	Available-for- sale financial assets, noncurrent	Open market	-	-	-	10,413	298,327	-	-	-	-	10,413	347,794
Stock	TXC CORP.	Available-for- sale financial assets, noncurrent	Open market	-	-	-	4,208	166,996	4,460 (Note4)	217,570	162,789 (Note5)	54,781	-	-
Stock	KINSUS INTERCONNECT TECHNOLOGY CORP.	Available-for- sale financial assets, noncurrent	Open market	-	-	-	1,300	126,049	-	-	-	-	1,466 (Note6)	142,965
Stock	CORETRONIC CORP.	Available-for- sale financial assets, noncurrent	Open market	-	-	-	5,347	220,104	-	-	-	-	5,371 (Note7)	216,994
Stock	A-DATA TECHNOLOGY CO., LTD.	Available-for- sale financial assets, noncurrent	Open market	-	-	-	1,293	157,637	730	86,789	75,654	11,135	732 (Note8)	83,388

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	ELITE MATERIAL CO., LTD.	Available-for- sale financial assets, noncurrent	Open market	-	-	$-	6,874	$102,424	-	$-	$-	$-	6,874	$114,108
Stock	POWER QUOTIENT INTERNATIONAL CO., LTD.	Available-for- sale financial assets, noncurrent	Open market	-	-	-	12,483	207,004	6,100	123,082	101,156	21,926	6,383	120,320
Stock	SMEDIA TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	-	-	-	7,084	106,266	-	-	-	-	7,084	106,266
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	Financial assets measured at cost, noncurrent	Proceeds from new issues	-	-	-	10,000	100,000	-	-	-	-	10,000	100,000
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	Financial assets measured at cost, noncurrent	Taiwan Special Opportunities Fund III	-	-	-	3,800	171,000	-	-	-	-	3,800	171,000
Convertible bonds	EPITECH TECHNOLOGY CORP.	Financial assets at fair value through profit or loss, noncurrent	Open market	-	-	-	2,500	250,000	-	-	-	-	2,500	308,500

Note1: The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.

Note2:	The ending balance includes stock dividends of 848 thousand shares.
Note3:	The ending balance includes stock dividends of 571 thousand shares.
Note4:	The ending balance includes stock dividends of 252 thousand shares.
Note5:	The disposal cost includes cash dividends of NT$(4,207) thousand.
Note6:	The ending balance includes stock dividends of 166 thousand shares.
Note7:	The ending balance includes stock dividends of 24 thousand shares.
Note8:	The ending balance includes stock dividends of 169 thousand shares.

ATTACHMENT 5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments

None

ATTACHMENT 6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments

None

ATTACHMENT 7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales	$40,816,686	52.34	Net 60 Days	N/A	N/A	$8,114,244	51.58
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales	6,745,800	8.65	Net 60 Days	N/A	N/A	1,305,186	8.30
UMC JAPAN	Investee company	Sales	2,196,388	2.82	Net 60 Days	N/A	N/A	576,023	3.66
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales	1,898,345	2.43	Month-end 45 Days	N/A	N/A	64,005	0.41
HOLTEK SEMICONDUCTOR INC.	Investee company	Sales	518,137	0.66	Month-end 60 Days	N/A	N/A	108,952	0.69
ITE TECH. INC.	Investee company	Sales	240,705	0.31	Month-end 45 Days	N/A	N/A	76,760	0.49
USBEST TECHNOLOGY INC.	Subsidiary’s investee company	Sales	142,345	0.18	Month-end 45 Days	N/A	N/A	39,149	0.25
AFA TECHNOLOGY, INC.	Subsidiary’s investee company	Sales	119,623	0.15	Month-end 45 Days	N/A	N/A	8,469	0.05

UNITED MICROELECTRONICS (EUROPE) B.V.		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note

UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 208,640	100.00	Net 60 Days	N/A	N/A	USD 39,515	100.00

ATTACHMENT 7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC GROUP (USA)		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note

UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 1,252,938	99.92	Net 60 Days	N/A	N/A	USD 245,698	99.64

UMC JAPAN		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note

UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY 7,610,822	55.82	Net 60 Days	N/A	N/A	JPY 2,028,110	31.20

ATTACHMENT 8 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collection status	Amount received in subsequent period	Allowance for doubtful accounts
UMC GROUP (USA)	Investee company	$-	$8,114,244	$1,162	$8,115,406	8.59	$532,650	Credit Collecting	$3,323,388	$94,213

UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	-	1,305,186	7	1,305,193	9.72	-	-	702,730	15,833
UMC JAPAN	Investee company	-	576,023	771	576,794	6.44	3,286	Credit Collecting	-	9,735

HOLTEK SEMICONDUCTOR INC.	Investee company	53,579	55,373	-	108,952	6.09	-	-	44,459	554

ATTACHMENT	9 (Names, locations and related information of investee companies as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED	MICROELECTRONICS CORPORATION

Investee company	Address	Main businesses and products	Initial Investment (Note 1)				Investment as of September 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$910,626	$158,051	$158,051
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	287,065	7,286	7,286
UMC CAPITAL CORP.	Cayman, Cayman Islands	Investment holding	USD	74,000	USD	74,000	74,000	100.00	2,181,505	111,588	111,588
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,000	USD	1,000	1,000	100.00	10,442	(3,775)	(3,775)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	91	14,639	14,639	Note 2
TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		6,000,000		3,000,000	600,000	100.00	6,334,183	150,178	150,178
FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	8,014,345	473,411	473,405
UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,008,078		1,008,078	60,701	86.72	219,537	(127,535)	(110,592)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,537,634	496	50.09	6,090,751	(824,772)	(404,768)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		300,000		300,000	30,000	49.99	280,145	(36,460)	(18,230)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	836,129	173,370	72,815
HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		921,241	33,624	36.49	4,144,049	256,664	79,410
THINKTEK OPTRONICS CORP.	Hsinchu, Taiwan	LCOS design, production and sales		83,451		35,650	8,345	27.82	4,152	(77,868)	(21,660)
HOLTEK SEMICONDUCTOR INC.	Hsinchu Science Park, Taiwan	IC design and production		357,628		357,628	51,939	24.48	819,670	815,731	174,078
ITE TECH INC.	Hsinchu Science Park, Taiwan	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	22.00	333,566	216,558	39,937
UNIMICRON TECHNOLOGY CORP.	Taoyuan, Taiwan	PCB production		2,592,013		2,592,013	202,367	20.09	4,556,547	3,295,424	655,677

ATTACHMENT 9 (Names, locations and related information of investee companies as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Investee company	Address	Main businesses and products	Initial Investment (Note 1)				Investment as of September 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
HIGHLINK TECHNOLOGY CORP.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts		$285,000		$-	28,500	18.99	$244,776	$(175,980)	$(32,450)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production		248,795		248,795	8,758	16.50	61,576	(131,283)	(21,677)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		135,000		135,000	16,200	11.86	58,092	(146,557)	(12,620)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	-	-	45.00	2,332,509	248,853	102,310	Note 3

Note 1: Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2: Based on the resolution of the board of directors meeting on August 26, 2004, the businesses, operations and assets of UMCI Ltd. were transferred to the Branch as of April 1, 2005.

Note 3: No shares since it belongs to partnership fund organization.

FORTUNE VENTURE CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of September 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding	$700,000	$400,000	70,000	100.00	$649,527	$(34,440)	$(34,440)
ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set	39,200	-	3,920	49.00	35,540	(7,470)	(3,660)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	85,471	85,471	10,187	44.29	42,463	(59,119)	(26,183)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	99,311	49,311	11,285	43.40	47,847	(67,453)	(28,895)
NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries	8,000	8,000	800	40.00	10,168	5,462	2,186

ATTACHMENT 9 (Names, locations and related information of investee companies as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment			Investment as of September 30, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
AEVOE INC.	Taipei, Taiwan	Design of VOIP Telephone	$15,000	$15,000	1,500	39.47	$4,832	$(4,669)	$(1,843)
STAR SEMICONDUCTOR CORP.	Hsinchu, Taiwan	IC design, production and sales	91,194	44,129	10,212	36.58	29,830	(64,907)	(20,835)
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	90,000	-	6,000	30.00	87,241	(16,355)	(2,759)
USBEST TECHNOLOGY INC.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	50,781	54,208	4,446	26.15	54,129	(1,201)	(420)
TERA XTAL TECHNOLOGY CORP.	Taoyuan County, Taiwan	Lithium Tantalate and Niobate, Optical Grade Lithium Niobate Lithium Tetraborate and Sapphire	85,200	-	5,200	26.00	85,504	(8,102)	304
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	50,629	17,206	4,493	25.15	38,402	(16,514)	(4,181)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	93,478	90,240	9,045	23.57	46,522	(107,589)	(32,027)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	68,621	53,340	6,414	22.78	43,135	(65,593)	(15,670)
DAVICOM SEMICONDUCTOR, INC.	Hsinchu Science Park, Taiwan	Design of communication IC	134,251	134,251	13,798	21.95	155,488	62,997	10,666
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	39,900	-	3,500	21.21	38,072	(24,352)	(3,384)
U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	45,750	45,750	5,000	20.84	22,390	(32,009)	(7,041)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	56,102	50,000	5,457	19.66	28,580	(100,054)	(20,760)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	54,300	-	4,525	18.10	53,080	(26,548)	(1,220)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	291,621	291,621	23,405	17.09	121,920	(146,557)	(18,186)
CHIP ADVANCED TECHNOLOGY INC.	Hsinchu, Taiwan	Design of ADC chip	32,128	32,128	2,594	13.89	13,154	(70,334)	(9,848)

ATTACHMENT 9 (Names, locations and related information of investee companies as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment		Investment as of September 30, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	$270,483	$270,483	6,281	11.84	$37,332	$(131,283)	$(14,017)
HIGHLINK TECHNOLOGY CORP.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	792	-	55	0.04	792	(175,980)	-

TLC CAPITAL CO., LTD.
			Initial Investment		Investment as of September 30, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	$106,266	$-	7,084	18.46	$106,266	$(107,589)	$-
HIGHLINK TECHNOLOGY CORP.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	174,596	221,920	17,460	11.63	146,526	(175,980)	(24,296)

UNITRUTH INVESTMENT CORP.
			Initial Investment		Investment as of September 30, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	$30,000	$-	2,000	10.00	$29,081	$(16,355)	$(920)
TERA XTAL TECHNOLOGY CORP.	Taoyuan County, Taiwan	Lithium Tantalate and Niobate, Optical Grade Lithium Niobate Lithium Tetraborate and Sapphire	19,800	-	1,800	9.00	19,905	(8,102)	105
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	16,493	4,688	1,587	8.88	13,564	(16,514)	(1,477)

ATTACHMENT 9 (Names, locations and related information of investee companies as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

			Initial Investment		Investment as of September 30, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	$14,820	$-	1,300	7.88	$14,141	$(24,352)	$(1,257)
CHIP ADVANCED TECHNOLOGY INC.	Hsinchu, Taiwan	Design of ADC chip	8,732	8,732	1,386	7.42	3,060	(70,334)	(5,262)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	24,057	24,057	2,570	6.70	19,641	(107,589)	(9,132)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	11,910	5,390	1,585	6.10	8,621	(67,453)	(4,126)
USBEST TECHNOLOGY INC.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	8,760	8,760	1,000	5.88	11,691	(1,201)	(71)
U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	13,800	13,800	1,250	5.21	5,597	(32,009)	(1,760)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	14,700	-	1,225	4.90	14,370	(26,548)	(330)
STAR SEMICONDUCTOR CORP.	Hsinchu, Taiwan	IC design, production and sales	6,617	6,617	1,300	4.66	3,100	(64,907)	(3,306)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B chip	11,463	11,463	1,250	4.50	5,834	(100,054)	(4,998)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	3,712	(59,119)	(2,570)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	5,600	5,600	1,000	3.55	4,584	(65,593)	(2,427)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	26,400	26,400	1,760	3.32	12,373	(131,283)	(4,358)

ATTACHMENT 9 (Names, locations and related information of investee companies as of September 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

			Initial Investment				Investment as of September 30, 2006
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
UMC CAPITAL (USA)	Sunnyvale, California, U.S.A.	Investment holding	USD	200	USD	200	200	100.00	USD	319	USD	23	USD	23
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	1,460	USD	196	USD	196
UC FUND II	British Virgin Islands	Investment holding	USD	3,850	USD	3,850	5,000	35.45	USD	4,169	USD	300	USD	106
PARADE TECHNOLOGIES, LTD.	U.S.A.	IC design	USD	2,500	USD	2,500	3,125	23.30	USD	2,213	USD	(1,298)	USD	(312)

UNITED MICRODISPLAY OPTRONICS CORP.
			Initial Investment				Investment as of September 30, 2006
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
THINTEK OPTRONICS CORP.	Hsinchu, Taiwan	LCOS design, manufacturing and sales		$99,990		$99,990	9,999	33.33		$4,975		$(77,868)		$(25,953)